UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-FR/A

(Amendment No. 4)

☒                                 REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐                                   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐                                   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to

OR

☐                                   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Seven Arts Pictures PLC

(Exact name of Registrant as specified in its charter)

England

(Jurisdiction of incorporation or organization)

38 Hertford Street, London UK W1J 7SG

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares, £0.05 par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Company’s classes of capital or ordinary stock as of the close of the period covered by the annual report:

21,684,000 ordinary shares
3,000,000 convertible redeemable preferred shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes   ☐  No   ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.  ☐ Yes  No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer   Accelerated filer   Non-accelerated filer  ☒

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☒   Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐ No    N/A  ☒

Indicate by check mark whether the registrant has filed all document and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes  ☐ No    N/A  ☒

Seven Arts Pictures PLC

FORM 20-F REGISTRATION STATEMENT

Part III

Item 17.	Financial Statements
Item 18.	Financial Statements
Item 19.	Exhibits

INTRODUCTION

Seven Arts Pictures PLC (“Seven Arts” or the “Company”) was incorporated as Glasgow Park Investments PLC on 24 August 2001 under the English Companies Act of 1985.  Pursuant to a resolution passed at a meeting of the shareholders of the Company held on 11 September 2001, the Company changed its name from Glasgow Park Investments PLC to The Cabouchon Collection PLC.  Pursuant to a resolution passed at a meeting of the shareholders of the Company that was held on 6 November 2003, the name of the Company was changed to Cabouchon PLC.  Pursuant to a resolution passed at a meeting of the shareholders of the Company that was held on 2 September 2004, the name of the Company was changed to Seven Arts Pictures PLC, at the time all motion picture business assets of Seven Arts Pictures Inc. were transferred to a subsidiary of the Company (Seven Arts Filmed Entertainment Limited) pursuant to an Asset Transfer Agreement in exchange for ordinary shares of the Company.  Documents concerning the Company which are referred to herein may be inspected during regular hours at the Company’s Los Angeles affiliate office located at 6310 San Vicente Blvd., Suite 510, Los Angeles, CA 90048 U.S.A.

BUSINESS OF SEVEN ARTS PICTURES PLC

Seven Arts Pictures PLC (“Seven Arts” or the “Company”), an English corporation, is the successor of Seven Arts Pictures Inc. (“SAP”) as a result of an Asset Transfer Agreement under which all motion picture business assets of SAP were transferred to a subsidiary of the Company for ordinary shares of the Company, SAP was founded in 2002 as an independent motion picture production and distribution company engaged primarily in the development, financing, production and licensing of theatrical motion pictures for exhibition in domestic (i.e. the United States and Canada) and international or foreign (i.e. outside the United States and Canada) theatrical markets, and for subsequent worldwide release in other forms of media, including home video and pay and free television.  SAP continued the motion picture production and distribution activities of CineVisions incorporated in 1992, which SAP acquired on SAP’s initial capitalization pursuant to an Asset Transfer Agreement in October, 2002, which was intended to qualify as a Section 351 transaction under the Internal Revenue Code of 1986, as amended.  The Company currently owns interests in 26 completed motion pictures listed in Table 8.

FORWARD-LOOKING STATEMENTS

Certain statements in this document might constitute “forward-looking statements”. Some, but not all, forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” and “intend,” statements that an action or event “may,” “might,” “could,” “should,” or “will” be taken or occur, or other similar expressions. Although the Company has attempted to identify important factors that could cause actual results to differ materially from expected results, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks: the need for additional financing; uncertainties and risks related to carrying on business in foreign countries; risks associated with third party infringement of copyrights and other intellectual property, especially the unauthorized duplication of motion picture DVDs and unauthorized distribution of motion pictures through the world wide web; risks associated with the lack of enforcement of applicable copyright and intellectual property laws, especially in foreign countries; risks associated with changing copyright and applicable intellectual property laws, especially in foreign countries; risks associated with changing distribution models for motion pictures, especially on the world wide web; risks associated with restrictions of motion picture content, especially in foreign countries; reliance on key personnel; the potential for conflicts of interest among certain officer, directors or promoters of the Company; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s ordinary share price and volume; and tax consequences to United States Shareholders. The Company is under no obligation to keep its information current and revise any forward-looking statements because of new information, future events or otherwise.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1.  Directors

Table No. 1 lists the names, ages and business addresses of the Directors of Seven Arts, as of March 31, 2007.

Table No. 1

Directors

Name	Age	Date First Elected or Appointed

Peter Hoffman (2)	58	September 2, 2004
Anthony Bryan (4) (1)	84	March 30, 2007
Rufus Pearl (1) (3)	31	September 2, 2004
Julia Verdin (1) (2)	44	January 3, 2007
Anthony Hickox (3)	42	January 3, 2007
Elaine New (3)	47	January 11, 2007

(1)           Member of Audit Committee.

(2)           6310 San Vicente Blvd., Suite 510, Los Angeles, CA 90048 USA

(3)           30 Farringdon Street, London EC4A 4HJ UK

(4)           1801 Century Park East, Suite 1850, Los Angeles, CA 90067 USA

1.A.2.  Senior Management

Table No. 2 lists the names, ages and business addresses of the senior management of the Company as of March 31, 2007.  The senior management serves at the pleasure of the Board of Directors.

Table No. 2

Senior Management

Name and Position	Age	Date of First Appointment

Peter M. Hoffman, CEO (1)	57	September 2, 2004
Elaine New, Finance Director (2)	47	January 11, 2007
Chris Bialek, President Seven Arts Int’l. (1)	45	September 30, 2006

(1) 6310 San Vicente Blvd., Suite 510, Los Angeles, CA  90048, USA

(2) 30 Farringdon Street, London EC4A 4HJ UK

Mr. Hoffman’s functions, as President and CEO of the Company, include strategic planning, business development, operations, financial administration, accounting, liaison with auditors-accountants-lawyers-regulatory authorities-financial community/shareholders; and preparation/payment/organization of the expenses/taxes/activities of the Company, and reporting to the Board of Directors.

Ms. New functions as Finance Director include financial administration; accounting and financial statements; liaison with auditors, accountants, and financial community/shareholders; and preparation/ payment/organization of the expenses/taxes/activities of the Company.  She assists in ensuring the Company’s compliance with all statutory and regulatory requirements.

Mr. Bialek’s functions as President of Seven Arts International include licensing of the Company’s motion pictures to third parties throughout the universe.

1.B.  Advisors

The Company’s UK Legal Counsel:

Davenport Lyons

30 Old Burlington Street

London W1S 3NL UK

Contact: Richard Moxon

Telephone: 44 20 768 2715

The Company’s Banks are:

Barclays Bank Ltd

27 Soho Square

London W1A 4WA UK

Contact: Rachel Hunter

Telephone:  44 207 441 4771

City National Bank

400 N. Roxbury Drive

Beverly Hills, CA 90210 USA

Contact:  Charles Heaphy

Telephone:  310-888-6800

1.C Auditors

The Company’s auditor is:

Mazars LLP (formerly Moores Rowland LLP)

3 Sheldon Square

Paddington

London W2 6PS UK

Contact: Robin Stevens

Telephone: 44-207 470 0000

Member of the Institute of Chartered Accountants of England and Wales

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

NA

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

The selected financial data of the Company for Fiscal Years ended 2007, 2006 and 2005 ended March 31st was derived from the financial statements of the Company that have been audited by MRI Moores Rowland LLP, now Mazars LLP.

Cabouchon plc acquired all the business assets of Seven Arts Pictures Inc. (“SAP”) in an Asset Transfer Agreement dated September 2, 2004 through a newly formed subsidiary Seven Arts Filmed Entertainment Limited.  Thereafter, Cabouchon plc changed its name to Seven Arts Pictures plc and all its jewelry business assets were transferred to Ms. Julie Wing for assumption of all indebtedness associated with that business on or about September 4, 2004.  For purposes of US GAAP in the adjustments to US GAAP below, SAP is treated as the acquiring corporation in a reverse acquisition of Cabouchon plc.  However, the Company does not have available to it the financial information of SAP and its subsidiaries for the Fiscal Years ended 3/31/03 and 3/31/04 or for the short period from April 1, 2004 to September 4, 2004 and therefore this information has not been included in this Form 20-F or the financial statements filed herewith.

The selected financial data for the Fiscal Year ended March 31, 2005 reflects the jewelry business of Cabouchon plc for the period of April 1, 2004 to September 30, 2004.  For the balance of that Fiscal Year to March 31, 2005, the selected financial data for this Fiscal Year reflects the results of SAP’s business assets recorded under the purchase method of accounting.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in this Form 20-F.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

Table No. 3 is derived from the financial statements of the Company, which have been prepared in accordance with Generally Accepted Accounting Principles (GAAP) and Generally Accepted Auditing Standards (GAAS) , applicable in the United Kingdom and have been reconciled to United States GAAP as indicated below and in the notes to the Company’s financial statements filed herewith.  The restatement of the Company’s financial results for the Fiscal Years ended 3/31/06 and 3/31/05 arose from prior period adjustments detailed in Note 10 to the Company’s financial statements filed herewith.  These prior period adjustments related generally to (1) capitalization as tangible assets of certain film costs included within goodwill in the financial statements issued for the Fiscal Year ended 3/31/05 and (2) error in recognition of revenue in Fiscal Year ended 3/31/06 of £1,424,112 and related costs of sales of £920,811 which should have been recognized and is now recognized in the Fiscal Year ended 3/31/07.

Table No. 3

Selected Financial Data

(£ in 000, except per share data)

	Year Ended 3/31/07	As Restated Year Ended 3/31/06	As Restated Year Ended 3/31/05
	£’000	£’000	£’000
Revenue
Under UK and US GAAP	5,879	7,591	2,276

Income/(Loss) from Operations
Under UK GAAP	1,897	547	(5,043)
Adjustment for US GAAP treatment of amortization	120	181	-
Under US GAAP	2,017	728	(5,043)

Income/(Loss) From Continuing Operations
Under UK GAAP	1,897	547	(4,982)

Adjustment for US GAAP treatment of amortization	120	181	—
Under US GAAP	2,017	728	(4,982)

Net Income/(Loss)
Under UK GAAP	967	117	(7,540)
Adjustment for reverse takeover accounting	—	—	1,006
Adjustment for US GAAP treatment of amortization	120	181	—

Under US GAAP	1,087	298	(6,534)

Net Income/(Loss) from Continuing Operations per Share (Pence)
Under UK GAAP	7.18	0.89	(84.64)

Net Income/(Loss) Per Share (Pence)
Under UK GAAP	7.18	0.89	(84.11)

Diluted Net Income/(Loss) per Share (Pence)
Under UK GAAP	2.59	0.31	(84.11)

Long-Term Debt
Under UK GAAP	6,306	7,278	5,249
Adjustment for US GAAP treatment of convertible debt	1,750	3,000	3,000
Under US GAAP	8,056	10,728	8,249

Capital Stock
Called Up Ordinary Share Capital under UK GAAP	10,017	9,592	9,592
Share Premium under UK GAAP	1,838	66	66
Capital Stock under US GAAP	11,855	9,658	9,658

Total Assets
Under UK GAAP	19,176	16,397	9,544
Adjustment for US GAAP treatment of amortization	120	181	—
Under US GAAP	19,296	16,578	9,544

Net Assets/(liabilities)
Under UK GAAP	4,556	2,841	2,689
Adjustment for US GAAP treatment of convertible debt	(1,750)	(3,000)	(3,000)
Adjustment for US GAAP treatment of amortization	120	181	—
Under US GAAP	2,926	22	(311)

$7,500,000 of indebtedness to Cheyne Specialty Finance Fund L.P. and Arrowhead Consulting Group LLC claim is now past due.  Failure to refinance or pay this indebtedness may have a material adverse effect on the Company.

3.A.3.  Exchange Rates

Table No. 4 sets forth the exchange rates for the UK pound sterling at the end of three most recent Fiscal Years ended March 31st, as well as the average rates for the periods, and the range of high and low rates for the periods.  The data for the end of each month during the most recent twelve months is also provided.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of U.S. dollars required under that formula to buy one U.K. pound.  The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 4

US Dollar to UK Pounds Sterling

Period	Average	High	Low	Close
September 2007	2.01908	2.04860	1.98790	2.04770
August 2007	2.01235	2.04610	1.96520	2.01390
July 2007	2.03194	2.06530	2.00570	2.02430
June 2007	1.98501	2.00840	1.96220	2.00390
May 2007	1.98477	2.00730	1.96750	1.97830
April 2007	1.98606	2.01310	1.95910	1.99830
March 2007	1.94735	1.97220	1.91880	1.96250
February 2007	1.95818	1.97470	1.94010	1.96420
January 2007	1.95815	1.99150	1.92580	1.95870
December 2006	1.96277	1.98460	1.94330	1.95910
November 2006	1.90940	1.95440	1.88340	1.95080
October 2006	1.87490	1.90420	1.85160	1.89930

Fiscal Year Ended 3/31/2007	1.89275	1.99150	1.72480	1.96250
Fiscal Year Ended 3/31/2006	1.78630	1.92160	1.70480	1.73980
Fiscal Year Ended 3/31/2005	1.84648	1.95500	1.74790	1.8790

3.B.  Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of September 30, 2007.

Table No. 5

Capitalization and Indebtedness

As of September 30, 2007

Total Shares Issued and Outstanding	24,354,000
Total Shares Authorized	573,184,000
Stock Options Outstanding	200,000
Preference Shares Outstanding	3,000,000
Capital Leases:	Nil
Guaranteed Indebtedness:	Nil

Indebtedness:
Bank and other production loans+ - current	£3,989,795
Bank and other production loans+ - long term	£7,357,585
Shareholder’s Funds	£3,734,846

+Certain film rights controlled by the Company are pledged to secure a “hedge fund” indebtedness of $7,500,000 due in December, 2006.  See Exhibit 6 hereto.  Other film rights controlled by the Company secure $8,300,000 in additional “hedge fund” indebtedness for which the Company is not liable.  See Exhibit 5.  The Company has entered into a loan agreement with Parallel Media for $850,000 secured by certain motion picture assets of the Company and has entered into a loan agreement with 120dB Finance for approximately £1,000,000 secured by the Company’s interest in the motion picture Knife Edge currently in production.

3.C.  Reasons For The Offer And Use Of Proceeds

    NA

3.D.  Risk Factors

Risks Related Primarily to the Company and its Operations

Limited Operating History

The Company’s predecessor, CineVisions, a California corporation, was formed in 1992, which later transferred its motion picture assets to Seven Arts Pictures Inc. (“SAP”), a Nevada corporation, in October, 2002 through an Asset Transfer Agreement intended to qualify under Section 351 of the Internal Revenue Code of 1986 as amended.  SAP acquired control of the Company in September 2004 through an Asset Transfer Agreement with Seven Arts Filmed Entertainment Limited (“SAFE”) a 100% owned subsidiary of Company, under which SAFE transferred approximately 9,400,000 ordinary shares of Company for SAP’s film assets.  As a result, investors will have only a limited period of operations to evaluate the performance of the Company

Risks of Participating in the Exploitation of Motion Pictures

Substantially all of the Company’s revenues are derived from the production and distribution of its motion pictures.  The motion picture industry is highly speculative, aggressively competitive and involves numerous inherent risks, which may adversely impact the Company’s success.  The economic success of an entity, which is involved in the creation, and exploitation of motion pictures (including the Company) is greatly dependent upon the public acceptance of each motion picture, compared with the cost of the motion picture’s development, production and distribution. Audience appeal depends upon factors which cannot be ascertained with certainty in advance and over which the Company may have no control, including, among other things, release patterns, current events, positioning in the various markets and changing public taste.  Many motion pictures fail to generate sufficient revenues to recover their costs of promotion, production and/or distribution.  Further, films often have an unexpected poor financial performance despite well-known talent, high production values and/or a large promotional and advertising budget.  No assurances can be given that the Company’s motion pictures will be profitable.

The risks of motion picture exploitation can be accentuated when audience appeal and other intangible factors must be forecast for multiple territories (domestic and foreign) and the varying audience tastes and distribution practices associated with each territory.  This is true of the Company’s operations of exploiting motion pictures in multiple territories.   Although the Company attempts to manage such risks in its course of multi-territory operations, nonetheless the commercial potential of any motion picture cannot be accurately predicted, and as such there can be no assurances that the development, production and distribution decisions of the Company as to any film will results in profits or that the Company will not experience significant losses.

High Failure Rate of Similarly Situated Companies

Many independent motion picture companies involved in one or more of the production and distribution of motion pictures have failed and ceased operations.  Recent examples of failed independent motion companies include Carolco Pictures, Orion Pictures, Weintraub Entertainment, DeLaurentiis Entertainment Group, Hemdale, IRS Media, IRS Releasing and Prism Entertainment.  Other independent motion picture companies have recently substantially curtailed their motion picture production activities due to poor results, including Savoy Pictures, The Samuel Goldwyn Company and Cinergi Pictures.  Further, numerous other smaller independent film production and/or distribution companies with similarities to the Company have failed to achieve their business objectives.  There can be no assurances that the Company will not fail to meet its business objectives and be forced to curtail or cease its operations.

Unspecified Motion Pictures; Lack of Diversification of Film Projects

Although the Company has a number of motion picture projects, there can be no assurances that any particular film will be produced or that the creative elements of any film will not change.  Further, Management has complete discretion to select the Company’s motion picture projects.  Owners of ordinary shares will not have the opportunity to evaluate the merits of any individual Company film projects selected by the Company.  It is unknown how many films the Company will, in fact, produce or market.

The number of films in which the Company markets may be affected by many factors, including the ability to attract project financing and/or co-ventures on individual projects or slates.  The less the number of films produced by the Company, the more the Company’s results will be dependent upon the individual results of a few films rather than a broad or diversified group of films.  Such lack of diversification could result in a concentration of risk in the results of relatively few films.  If such few films do not perform well, the Company’s results of operations would be adversely affected, and shareholders could be subjected to the loss of some or all of the amount of their investment in ordinary shares of the Company.

Fluctuation of Operating Results

The Company’s revenues and results of operations will be significantly dependent upon the timing of its motion picture releases and the unpredictable commercial success of its motion pictures.  Additionally, the Company’s revenues and overall operating performance will be dependent on the Company’s plan of operations to produce 2 to 4 motion pictures per year.  The Company expects that these factors, as well as the uncertainties in the release schedules of the Company’s motion pictures and audience responses thereto, will cause the Company’s revenues and earnings, if any, to fluctuate significantly from quarter to quarter.  Accordingly, the Company’s results of operations for any one period will fluctuate and will not necessarily be indicative of potential results for any future periods.

Need for Additional Financing

The Company expects that results from operation, loans and/or co-venture financing, will be sufficient for the Company to pursue its current plan of operations.  However, there can be no assurance that a sufficient level of revenues will be attained to fund operations or that unanticipated costs will not be incurred.  Future events, including problems, delays, expenses and difficulties frequently encountered in motion picture production by similarly situated companies, as well as changes in economic, regulatory or competitive conditions, may lead to cost increases that could make it necessary for the Company to seek additional financing.  There can be no assurance that the Company will be able to obtain any necessary additional financing on terms acceptable to the Company, if at all.  In addition, additional financings may result in further dilution to the Company’s current shareholders.

The Company obtained financing from “hedge fund” financiers as follows: (A) in February 2006 (approximately $8,300,000) from Arrowhead Target Fund Ltd. (“Arrowhead”) (“Arrowhead Loan”) and (B) in December 2006

(approximately $7,500,000) from Arrowhead Consulting Group LLC and Cheyne Specialty Finance Fund L.P. (“Cheyne Loan”), both secured by motion picture assets of the Company.  See Exhibits 6 and 7.  The Arrowhead Loan is recorded in the Company’s audited financial statements at £4,390,359 as of March 31, 2007 and is so reflected in footnotes.  As a result, the Company’s only liability is to repay the Arrowhead Loan from the proceeds of the film assets pledged to the Arrowhead Loan and the Company is not required to repay the Arrowhead Loan from any other assets or revenues of the Company if there is payment default on the Arrowhead Loan, Arrowhead’s recourse being limited to the film assets pledged to it.  The Company has recorded the Cheyne Loan on its books and in its financial statements even though the Company’s liability is limited as described above, as required by applicable accounting standards in the US and UK.  Upon the maturity date of the Arrowhead Loan, the Arrowhead Loan is then due to the extent not paid prior to that date, Arrowhead may recover the pledged film assets and thereafter the Company would have no further obligation to Arrowhead.  The Company has made certain covenants with Arrowhead for which it might have on-going liability beyond the value of the film assets, such as the obligation to provide audited financial statements, guarantee of ownership of film rights and other similar matters set forth on Exhibit “6.”

The Arrowhead Loan matures in approximately February, 2009 (approximately $8,300,000) and the Cheyne Loan matured in September 30, 2007 (approximately $7,500,000).  Both financing bear interest between 15% and 18% per annum.  Seven Arts Pictures Inc. pledged 8,095,000 ordinary shares of the Company to secure the Cheyne Loan.   The Company expects to be able to repay or refinance the Cheyne Loan, but if it were unable to do so such failure would have a material adverse effect on the Company.  The Arrowhead Loan and the Cheyne Loan are limited to specific film assets therein described (see Exhibits 6 and 7) and do not include a pledge of all the Company’s film assets.

Failure to Refinance Cheyne Loan

The Cheyne Loan is currently past due.  Failure to repay or refinance the Cheyne Loan will have a material adverse effect on the Company and could result in, among other things, the loss of the Company’s rights to the motion pictures Noise, Deal and Shooting Gallery and SAP’s loss of its ordinary shares (8,095,000) in the Company.  The Company is in negotiations with an American commercial bank for a commercial loan secured by Noise and Deal, which if completed will repay the Cheyne Loan.  There can be no assurance this commercial bank loan will be completed.

Current Lack of Credit Facility; Leverage

The Company does not have any credit facility.  There can be no assurance that the Company will be able to secure a line of credit or, if secured, the terms of such a facility.

Potential Armadillo Claim

Armadillo Investments Limited (“Armadillo”) is the holder of 3,000,000 convertible redeemable preference shares pursuant to the agreement included in Exhibit 5 (“Armadillo Shares”).  Armadillo may claim that it is entitled to a redemption of the Armadillo Shares by reason of the loss of the Company’s AIM listing.  Management believes there is no substantial basis for any such claim by Armadillo.  Any successful claim by Armadillo would have a material adverse effect on the Company and could be as great as £3,000,000 although management believes that any claim could not exceed £1,200,000 by reason of the Company’s ownership of 1,600,000 shares of Armadillo.

Potential For Disputes and Litigation

The motion picture business is more subject to disputes and litigation than comparable businesses.  There is a risk of disputes and litigation with financiers, competitors, putative rights owners, unions, producers and other talent and with distributors.  There is no assurance the Company will prevail in the event of any disputes or litigation.  The Company has failed to prevail in an arbitration regarding 9 ½ Weeks II, which could result in payment by the Company of as much as $600,000.

Reliance on Distributors

The Company will, in many instances, license specific distribution rights to distributors in one or more territories and/or media channels.  Generally, the distributor of a motion picture will have the broadest possible latitude in the distribution and exploitation of the motion picture, and the exercise of its business judgment on all matters pertaining thereto will be final.  A distributor’s decisions in this regard are anticipated to have a significant impact on the potential return on investment to the Company.  Typically, the distributor will not be required to distribute or otherwise exploit the subject motion picture in any particular media or market, nor will the distributor be required to give preference to or otherwise favor the subject motion picture.  Furthermore, if, in the exercise of its business judgment, a distributor determines to minimize, limit or curtail the distribution or other exploitation of a motion picture or any expenditure in connection therewith, the revenues, if any, from the distribution or other exploitation of the motion picture may be materially and adversely affected.  Moreover, there may be (and typically there are) disagreements between the Company and a distributor over distribution accounting statements, which may delay or limit the remittance of funds to the Company.  The default of a distributor on its obligation to the Company may have an adverse impact on the ability of the Company to complete production of a film, exploit a film or otherwise obtain satisfactory returns.  Litigation over a defaulted distribution agreement would restrict the ability of the Company to exploit the film.  Finally, motion pictures compete with each other for exhibition and therefore there may be conflicts between the Company’s motion picture being distributed by the distributor and other motion pictures (in which the Company has no financial interest) distributed by the distributor.  To the extent that the other motion pictures are marketed by larger or dominant competitors, the exhibitor may have great incentive to favor such other motion pictures in making distribution decisions.

Reliance upon Presales, Advances and Guarantees

The Company attempts to minimize some of the financial risks normally associated with motion picture production by obtaining, at various stages prior to release of its motion pictures, advances and guarantees from distributors in exchange for distribution rights to such pictures in particular territories.  Advances and guarantees paid by a distributor for distribution rights to a film generally represent a minimum purchase price for such rights. While guarantees from distributors reduce some of the financial risk of the Company’s motion pictures by guaranteeing the receipt of certain revenues upon delivery of these motion pictures for distribution, such advances and guarantees do not assure the profitability of the Company’s motion pictures or the Company’s operations.  While the licensing of distribution rights in exchange for advances and guarantees reduces the risk to the Company from unsuccessful films, it may also result in the Company receiving lower revenues with respect to highly successful films than if such licensing of distribution rights were made upon different terms that, for example, might have provided lower advances and guarantees to the Company but also a lower distribution fee (i.e. a lower percentage of gross revenues) to the distributor.  Further, if and as the international marketplace for motion pictures demands increasingly costly motion pictures, there can be no assurance that the amount of advances and guarantees which the Company anticipates that it can generate on a given film project will be greater than or equal to the Company’s cost of producing such motion picture.

Further, in today’s rapidly changing and competitive marketplace for motion pictures, it is possible that the amount of such advances and guarantees alone, after payment of the Company’s operating expenses, even if greater than the Company’s direct cost of producing a specific film, will not be sufficient to provide the Company with a significant return on its invested capital and, should the Company incur higher than expected overhead or production expenses, with a return of all or substantially all of its invested capital.  To the extent that the Company does not produce one or more films that generate overages for the Company, there may be a material adverse effect upon the Company and the potential for returns on, and even the return of, its capital.

Domestic Theatrical Distribution

Typically, a motion picture’s success in non-theatrical domestic and foreign markets (including domestic home video and cable/pay television markets, and all markets in foreign territories) is greatly influenced by its success in its theatrical release in the United States.  The significant marketing and promotion of a film for a domestic theatrical release is a major factor in the results from marketing the film in such ancillary markets and territories.  While some of the Company’s motion pictures have been theatrically released in the United States or have domestic theatrical release commitments from one or more domestic theatrical distributors, there can be no assurance that the Company will obtain any theatrical release for any of its films.  Although the Company carefully considers domestic theatrical release issues in making acquisition, production and distribution decisions, to the extent the Company produces or acquires motion picture projects or rights without any guaranteed domestic theatrical release or promotional budget, the Company is subject to risk that ancillary market revenues from such film (as distinguished from profit) will generally be significantly less than for a film that has received or will receive the marketing benefits of a domestic theatrical release advertising campaign.  Further, the loss of anticipated domestic theatrical distribution where the company has committed capital on the assumption of a domestic theatrical promotional campaign may result in materiel adverse results for the Company for such film.

Risks of Motion Picture Production

The success or failure of any motion picture cannot be reliably predicted.  Aside from the uncertainty of public or critical reaction to a motion picture, there are certain risks involved in the production of any motion picture, many of which may materially delay completion of a motion picture or make completion impossible, in which event the consequences to the Company may be material and adverse.  Such risks include, but are not limited to, labor disputes, death or disability of a star performer, unavailability of necessary equipment, destruction of the completed motion picture negative, unanticipated changes in the weather, destruction or malfunction of sets or equipment, and the inability of production personnel to comply with budgetary or scheduling requirements.  Significant difficulties such as these may materially increase the costs of production or may cause the entire project to be abandoned.  To some extent these risks can be minimized by insurance, such as negative, cash and general liability insurance, which the Company has in the past obtained in all its productions.  However, it is not possible to insure against all risks and, it is sometimes impossible to continue production, notwithstanding the receipt of insurance proceeds.  No assurance can be given that such insurance will continue to be available to the Company or if available, available at reasonable premiums.

Over-Budget Films

There can be no assurance that adverse conditions or factors beyond the control of the Company will not affect the ultimate cost to the Company of each film the Company produces.  Although management believes that it is capable of establishing realistic budgets necessary to complete the films, there can be no assurance that unforeseen events will not cause the actual cost to be greater than the anticipated budget.  If a film ultimately costs more than expected, it may not be possible for the Company to complete the film or the over-budget costs may result in financial losses on that film.

Labor Considerations in the Motion Picture Industry

The cost of producing and distributing motion pictures has increased substantially in recent years because of, among other factors, the increasing demands of creative talents, industry-wide collective bargaining agreements and inflation.  In the last 12 years, the Writers Guild of America went on strike on two occasions, and during the same period, two work stoppages were threatened by the Directors Guild of America.  There can be no assurance that labor difficulties affecting a motion picture will not arise, and if such labor difficulties should arise, motion picture production, and hence the Company’s financial condition, could be adversely affected.

Risks of International Operation

The Company currently exploits its films internationally and will therefore be subject to substantially all of the economic risks of international business, including but not limited to fluctuations in exchange rates and international political problems, as well as the difficulty and economic disadvantage of enforcing payment obligations of foreign companies.

Competition

Competition is intense in the motion picture production and distribution business.  The Company competes with other major and independent film studios for the acquisition of literary works, rights and properties; the services of performing artists, directors and other creative and technical personnel; and favorable distribution arrangements.  Organizations with which the Company competes have far greater financial resources, larger staffs, and greater creative resources than the Company.  Such larger competitors benefit from greater financial strength, larger production slates, more capital, economies of scale and long-term contractual arrangements.

New Technology

Several major companies have announced that they are developing or have developed other technologies, including videoserver and compression techniques, which will provide movies “on demand” to consumers directly over cable lines, telephone lines or satellite transmission.  Further, the reception of television programming via satellite disks offers a new form of competition for theatrical films, as does the growing popularity of entertainment and information product available on the worldwide web and various on-line services.   If these new technologies adversely affect demand for theatrical motion pictures, the Company’s revenues and overall business could be significantly impacted and the Company might be required to develop and implement new operating strategies and distribution arrangements in order for its business to remain viable.

The rapid growth of the prerecorded DVD industry has resulted largely from expanding consumer demand for prerecorded videocassettes, which derived from increases in the number of households with DVD players and retail video outlets, as well as the availability of feature films on videocassettes soon after their theatrical releases before their exploitation in other media.  However, due to the maturing of the market, the growth rate of households purchasing VCR’s has moderated.  A significant change in the nature of the home video industry, including competition from alternative sources of entertainment (e.g. basic/pay cable, pay-per-view cable, satellite television transmission/reception and on-line entertainment), could have an adverse affect on the Company’s economic success.

It is not possible to accurately forecast the effects that recent and future technological developments, including production processes and alternative distribution methods, may have on the value of certain markets or media.  Given the ability of technological developments to cause rapid changes, it is impossible to predict what effect these changes will have on the overall profitability of the Company’s motion pictures.

Absence of Dividends

The Company has never paid dividends on its ordinary shares and presently intends to retain any future earnings to finance the operations of its business.

Dilution

The Company has granted and intends to grant stock options, and to reserve a number of ordinary shares therefore. The issuance of any shares of ordinary share under this plan would materially dilute the other ordinary shareholders.

The Company’s Board of Directors is authorized to sell additional securities if in their discretion they determine that such action would be beneficial to the Company.

Dependence on Management

Management currently has broad discretion in the selection, production, acquisition and distribution of motion pictures.  The Company currently acquires interests in or produces films which are made available to the Company if they meet certain criteria, and the Company will rely on the ability of the management to identify commercially viable properties, estimate the cost of producing the films, and administer the production and distribution of the films.

Management currently employs a variety of structuring techniques, including debt or equity financing, in an effort to achieve its investment objectives.  No assurance can be given that management will be able to negotiate structures, which accomplish the Company’s objectives.

The Company does not have any “keyman” life insurance for any of its officers or directors.  The loss of the Company’s key officers could have a material adverse effect on the business and prospects of the Company.

Limitation on Remedies; Indemnification

The Company’s governing instruments provide that officers, directors, employees and other agents and their affiliates shall only be liable to the Company for losses, judgments, liabilities and expenses that result from the negligence, misconduct, fraud or other breach of fiduciary obligations.  Thus certain alleged errors or omissions might not be actionable by the Company.  The governing instruments also provide that, under the broadest circumstances allowed under law, the Company must indemnify its officers, directors, employees and other agents and their affiliates for losses, judgments, liabilities, expenses and amounts paid in settlement of any claims sustained by them in connection with the Company, including liabilities under applicable securities laws.

Control and Conflicts of Interest

While the Company has an exclusive full time employment agreement with Mr. Hoffman regarding all of his services in the motion picture business, it is possible that there may be conflicts of interest between Mr. Hoffman and the Company. All such conflicts will be subject to review and approval by the independent members of the Board of Directors.

Fireworks Litigation

The Company, SAFE and SAP are plaintiffs in an action against Fireworks Entertainment and certain of its affiliates (“Fireworks”), as well as ContentFilm for copyright infringement relating to the following motion pictures:  Rules of Engagement, Onegin, The Believer, Who Is Cletis Tout and American Rhapsody.    The Company is the assignee of copyright interests in each of these motion pictures.  Fireworks and ContentFilm have repudiated any and all agreements with the Company’s predecessors regarding these motion pictures.   This action was stayed by the United States District Court in Los Angeles, California by reason of a prior action filed by CineVisions and its successor for breach of contract against Fireworks in the courts of Ontario, Canada.   CineVisions has sought to discontinue the Canadian contract action but that request was denied.  Management believes that whether based on copyright infringement or contract, Fireworks has substantial liability to the Company or its predecessors with respect to Fireworks’ conversion of the Company’s and its predecessors’ interest in the Fireworks Pictures which were all produced or acquired by the Company’s predecessors.  The Company records no value in its financial statements for its interests in the Fireworks Pictures, other than immaterial amounts of legal fees.  Should the Company not prevail, it may have a liability for its own or Fireworks’ legal fees and would lose the interest it claims in the Fireworks Pictures.  There can be no assurance that the Company will prevail in the Fireworks litigation.  Loss of this litigation where the Company is a plaintiff will cause no liability to the Company other than possible payment of up to $200,000 in legal fees to defendants.

As a “Foreign Private Issuer”, Seven Arts is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act Results in Shareholders Having Less Complete and Timely Data

The lack of submission of proxy and annual meeting of shareholder information on Form 6-K results in shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of ordinary shares by insiders results in shareholders having less data in this regard.

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

Seven Arts’ executive office is located at:

38 Hertford Street

London W1J 7SG

UK

Telephone: (44 20) 30068222

Facsimile:  (323) 372-3790

Website: www.7artspictures.com

Email: info@7artspictures.com

6310 San Vicente Blvd., Suite 510

Los Angeles, CA 90048

USA

Telephone: (323) 634-0990

Facsimile: (323) 634-1061

Website: www.7artspictures.com

Email: info@7artspictures.com

The contact person is: Peter M. Hoffman, CEO.

Seven Arts’ fiscal year ends March 31st.

Seven Arts ordinary shares traded on the Alternative Investment Market (“AIM”) in England under the symbol: “SVA,” until February 16, 2007.  The Company’s ordinary shares are now traded on the PLUS Market in England since May, 2007.  The Company’s ordinary shares were removed from the AIM by reason of the resignation of the Company’s nominated advisor (“NOMAD”).  The NOMAD gave no reasons for the resignation when requested.  While the Company did secure a new NOMAD, the delays in doing so resulted in the need to re-list under the AIM which management believed was substantially more expensive than a listing on the Plus Market with no attendant benefits in light of the Company’s decision to register its ordinary shares in this Form 20-F for eventually trading on the OTC Bulletin Board.  The change from AIM to the Plus Market and the OTC Bulletin Board will in the opinion of management have no material adverse consequences to the Company or its shareholders.

The authorized capital of Seven Arts consists of 573,184,000 ordinary shares par value of  £0.05 each, 13,184,000 deferred shares of £0.45 each and 6,000,000 convertible redeemable preference shares of £1.00 each.

As of March 31, 2007 there were 21,684,000 ordinary shares of £0.05 each and 3,000,000 convertible redeemable preference shares of £1.00 each issued.  According to the Company’s register on September 30, 2007, there were 24,354,000 ordinary shares of £0.05, 13,184,000 deferred shares of £0.45 each and 3,000,000 convertible redeemable preference shares of £1.00 each issued.

Incorporation and Name Changes

Seven Arts Pictures PLC. (“Seven Arts or the “Company”) was incorporated as Glasgow Park Investments PLC on 24 August 2001, under the English Company Act of 1985.  Pursuant to a resolution passed at a meeting of the shareholders of the Company that was held on 11 September 2001, the Company changed its name from Glasgow Park Investments PLC to The Cabouchon Collection PLC.  Pursuant to a resolution passed at a meeting of the shareholders of the Company that was held on 6 November 2003, the name of the Company was changed to Cabouchon PLC.  Pursuant to a resolution passed at a meeting of the shareholders of the Company that was held on 2 September 2004, the name of the Company was changed to Seven Arts Pictures PLC, at the time all motion picture business assets of Seven Arts Pictures Inc. were transferred to a subsidiary of the Company (Seven Arts Filmed Entertainment Limited) pursuant to an Asset Transfer Agreement in exchange for ordinary shares of the Company.  Documents concerning the Company which are referred to herein may be inspected during regular hour at the Company’s Los Angeles affiliate office located at 6310 San Vicente Blvd., Suite 510, Los Angeles, CA 90048 U.S.A.

Financings

The Company has financed its operations through funds generated by operation, raised in loans, and by proceeds of the sale of ordinary shares received from (1) Armadillo Investments Limited (“Armadillo”) and (2) Langley Park Investment Trust PLC (“Langley”) resulting in combined approximately £1,200,000 of net proceeds to the Company in the period from November 2004 to March 2005.  The Company issued £3 million of convertible debentures to Langley as consideration for the Langley ordinary shares and £3 million of preferred shares to Armadillo as consideration for the Armadillo ordinary shares. Langley has converted as of March 30, 2007, 1,250,000 of its convertible redeemable debentures into 5,000,000 ordinary shares, which are included in the ordinary shares outstanding as of March 30, 2007.  Langley’s remaining debentures (£1,750,000) and Armadillo’s 3,000,000 preferred shares are all convertible into ordinary shares on a 2-to-1 basis (i.e. two ordinary shares for each preferred share and two ordinary shares for each £ of debenture) unless the lowest ten-day trading price prior to conversion of the ordinary shares is less than £0.50 in which event the conversion ratio increases proportionally from 2-to-1 to 4-to-1, when such trading price is £0.25.  The agreements embodying the Langley debenture and Armadillo preferred shares are included as Exhibits 4 and 5 hereto.   Armadillo has orally claimed that as a result of the loss of the Company’s listing on AIM, it is entitled to a redemption of its preferred shares in exchange for 1,600,000 shares of Armadillo owned by the Company (“Armadillo Shares”) and cash or possibly ordinary shares of the Company.  The Company and Armadillo are in discussions to return the Armadillo shares to Armadillo for conversion of the Armadillo preference shares plus additional consideration.  Management believes that it will consummate a satisfactory settlement with Armadillo but a failure to consummate such a settlement could have a material adverse affect on the Company.

The Company is currently in negotiation to sell a total of 5,500,000 ordinary shares to Unique Fidelity Engineering Limited (“Unique”).  The Company has sold a total of 170,000 ordinary shares to Unique for $100,000 in June, 2007, and has concluded in September, 2007 an agreement for the sale to Unique of 2,500,000 ordinary shares of the Company.  See Exhibit 11 attached hereto.  The Company expects to receive the proceeds from the sale of these shares in Fiscal Year ended March 31, 2008.  The Company anticipates proceeds of approximately £1,500,000, including completion of the sale of 5,500,000 shares currently in negotiation.

The Company has obtained financing from “hedge fund” financiers in February 2006 (approximately $8,300,000 from Arrowhead Target Fund Ltd.) and in December 2007 (approximately $7,500,000 from Cheyne Specialty Finance Fund L.P. and Arrowhead Consulting Group LLC), both secured by motion picture assets of the Company.  These financings will mature in approximately two years ($8,300,000) and September 30, 2007 ($7,500,000).  SAP has pledged its ordinary shares (currently 8,095,000) to the hedge fund providing the financing in December 2006.  See Exhibits 6 and 7 hereto.

4.B.  Business Overview

SAP was incorporated in Nevada in October 2002 and acquired control of the Company in September 2004 through an Asset Transfer Agreement under which SAP transferred all its motion picture assets to a subsidiary of Company for ordinary share of the Company.  The predecessor company to SAP was CineVisions, a California corporation founded in 1992, and Seven Arts Pictures Limited (“SAPL”), a UK corporation, which was founded in 2000 by Chief Executive Officer and Director Peter Hoffman. Both were created respectively to produce and distribute independent motion pictures, and to provide consulting and financing services within the industry.  Upon formation of Seven Arts, motion picture assets previously held by CineVisions and SAPL, including interests in 18 completed films (including the Fireworks Pictures included below) and approximately $2.6 million of expenditures on projects in development were transferred to the Company.

Between 1996 and 1998, CineVisions successfully produced and distributed four motion pictures, including:

Table 6A: Films Produced and Distributed  from 1996-1998*

Film Title	Budget	Talent
Johnny Mnemonic	$24.5M	Cast: Keanu Reeves, Dolph Lundgren, Ice T
Director: Robert Longo
Writer: William Gibson

Never Talk To Strangers	11.7M	Cast: Rebecca De Mornay, Antonio Banderas,
Dennis Miller
Director: Sir Peter Hall

9 1/2 Weeks II	12M	Cast: Mickey Rourke, Angie Everhart
Director: Anne Goursaud

Shattered Image	7.25M	Cast: Anne Parillaud, William Baldwin
Director: Raul Ruiz
Producer: Barbet Schroeder, Lloyd Silverman

*Ownership interests in these films were transferred to SAP on October 1, 2002

On or about September 1998, SAPL entered into a joint venture agreement for the production and distribution of motion pictures with Fireworks Pictures, Inc. (“Fireworks”) a subsidiary of CanWest Global Entertainment, Inc., a large diversified Canadian media company with interests in broadcasting and newspapers.  Pursuant to that joint venture, Fireworks and SAPL have produced or acquired and distributed 11 motion pictures (the “Fireworks Pictures”), including certain motion pictures described below.  SAPL’s interest in the Fireworks Pictures (but no liability) and all of the CineVisions pictures were transferred to the Company in September 2004, pursuant to an Asset Transfer Agreement with a subsidiary of the Company in exchange for the Company’s ordinary shares.

Through SAPL, Mr. Hoffman successfully produced and acquired the following films with Fireworks:

Table 6B: Films Produced and Acquired by SAPL and Fireworks (1) (2)

Film Title	Budget	Talent
Onegin	$15.0M	Cast: Ralph Fiennes, Liv Tyler
Director: Martha Fiennes
Writer: Michael Ignatieff, Peter Eitedgui

The Believer(3)	3.0M	Cast: Ryan Gosling, Billy Zane
Writer/Director: Henry Bean

American Rhapsody	3.5M	Cast: Nastassja Kinski, Tony Goldwyn,
Scarlett Johansson
Writer/Director: Eva Gardos

Cletis Tout	15.M	Cast: Christian Slater, Tim Allen Portia DeRossi,
Richard Dreyfuss
Director: Chris Ver Weil

Interstate 60	10M	Cast: James Marsden, Kurt Russell, Amy Smart,
Gary Oldman
Director: Bob Gale
Writer: Chris Ver Weil

Through SAPL, Mr. Hoffman co-financed three additional motion pictures in conjunction with Fireworks and Paramount.  These pictures include:

Table 6C: Films Produced and Acquired by SAPL(4) and Fireworks(5)

Film Title	Budget	Talent
Rules of Engagement	$52,000,000	Cast: Tommy Lee Jones
		Samuel Jackson
		Director: William Friedkin
		Writer: Stephan Gagan, James Webb

Rat Race	$55,000,000	Cast: Cuba Gooding, Jr.
		Rowan Atkinson
		Director: Jerry Sucker

Hardball	$47,000,000	Cast: Keanu Reeves,
		Writer/Director: Brian Robbins

Completed Films. In total the Company and its predecessors have produced or acquired interest in the 26 feature films to date described below in Table 8, exclusive of the Fireworks Pictures.  The Company owns (directly or

(1) See “Risk Factors” on Fireworks litigation.

(2) SAPL ownership interests in these films were transferred to SAP on October 1, 2002, and to Seven Arts in September 2004.

(3) Winner of Grand Jury Prize for best film at the 2001 Sundance Film Festival.

(4) SAPL ownership interests in these films were transferred to SAP on October 1, 2002, and to Seven Arts in September 2004.

(5) See “Risk Factors” on Fireworks litigation.

through grants of all rights in perpetuity) the copyright to each picture designated as “CR” in Table 8 and for all other pictures in Table 8 own the distribution rights for at least all territories outside the United States and Canada for no less than 15 years.

Production.  The Company is an independent production company engaged primarily in the development, financing, production and licensing of theatrical motion pictures for exhibition in domestic and international theatrical markets, and for subsequent worldwide release in other forms of media, including home video and pay and free television.  The number of pictures that the Company has been able to make will depend upon the funds available to it.  The pictures are selected according to several key criteria formulated to maximize the profit potential of the Company’s films.  The Company “pre-sells” its films to worldwide markets.  In addition, the Company is now entitled to receive “overages” if a film generates significantly more net revenue than the advance given to any market.  (See “Distribution” section for more detailed discussion of overages.)

The Company is submitted from 50 to 100 film projects or completed films in any given year, which generally include a “package” of a screenplay and certain talent elements (e.g. producer, director and cast).  The Company in certain limited cases will arrange for the creation of a screenplay and the “packaging” of creative elements (e.g. producer, director and cast).  The Company commissions independent production budgets of certain projects to evaluate the project’s suitability for production or distribution.  The Company selects projects for production or acquisition based on management’s belief that it can license the worldwide distribution rights to the film for an amount greater than the projected production budget and will be a “quality” or “good” motion picture, as well as management’s belief that the key creative elements (the director and the two cast members most prominent in the film) are likely to be both responsible and artistically gifted in creation of motion picture entertainment.  There are no “rules” or specific strategic limitations on the Company’s choice of motion pictures to produce or distribute, other than the Company will rarely consider a motion picture with a production cost in excess of $15,000,000.

Distribution.  The Company licenses most of the foreign territories prior to and during the production of each picture.  The Company shares in the commissions generated by the sales of the pictures.  The Company, under Mr. Hoffman’s direction, arranges its “pre-sales” and licenses through its existing staff.  In a typical foreign license agreement currently used by the Company, the Company licenses a picture before it is produced or completed for an advance from the licensee against revenues generated through distribution of the picture in the licensee’s territory.  The advance usually is in the form of a cash deposit plus a letter of credit or “bank letter” for the balance payable 10-20% on execution and the balance on delivery.  The license grants the foreign distribution company the right to release the picture in all or certain media in their territory for a predetermined time period.  After this time, the distribution rights revert back to the Company, which is then free to re-license the picture.  The license specifies that the foreign distributor is entitled to recoup its advance from the revenue generated by the release of the picture in all markets in its territory, as well as its release costs and distribution fees.  After the foreign distributor has recouped its advance, costs and fees, any remaining revenue is shared with the Company according to a predetermined formula.  This is known as an “overage” and can be a significant source of revenue for the Company from successful films.  However, a film’s poor reception in one market does not preclude it from achieving success in another market and generating significant additional revenue for the Company in the form of an “overage” in that territory.  In all of the Company’s licensing arrangements, the Company retains ownership of its films and maintains its control of each copyright.  The Company intends to continue the practice of retaining underlying rights to its film projects in order to build up a library of films to license or sell in the future.

Finance.  The Company has created a separate finance plan for each motion picture it has produced and hence the sources of the funds for production of that motion picture vary according to each finance plan.  The Company utilizes “tax-preferred” financing (e.g. tax credits, sale/lease back transactions and direct subsidies), “mezzanine” or “gap” funds that are senior to Seven Arts equity and tax preferred funds, and senior secured financings with commercial bank (e.g. Comerica Bank, Natexis Bank and Mercantile Bank) or private lenders (e.g. Blue Rider Pictures, A-Mark Entertainment and Parallel Pictures and the “hedge funds” discussed herein), together in certain cases with a limited investment from the Company (e.g. less than 10% of the production budget).  No generalization is possible as to the amount any of these sources of funds utilized on any particular motion picture.  The Company always obtains some advances or guarantees prior to commitment to production of a motion picture project, but those amounts may not be substantial on smaller budgeted motion picture (e.g. under $10,000,000), and in certain cases the Company has committed to production with an unsubstantial amount of advances and guarantees.  The Company will likely not commit to production of larger budget motion pictures (e.g. over $15,000,000) and has never in the past committed to such production, without substantial advances or guarantees from third party distributors or the equivalent in “non-recourse” financings.

Plan Of Operations

Source of Funds for Fiscal 2006/2007, Ending March 31st

Seven Arts’ primary source of funds since incorporation has been through operations, loans secured by the Company’s motion pictures, and the proceeds of the sale and redeemable convertible preferred stock and debentures.  See Exhibits 4 and 5 attached hereto.

Use of Funds for Fiscal 2006/2007

During Fiscal 2007 and Fiscal 2008, respectively, Seven Arts estimates that it might expend $1,550,000 and  $1,600,000 on general/administrative expenses.  During Fiscal 2007 and Fiscal 2008 respectively, Seven Arts estimates that it might expend $17,500,000 and $50,000,000 on acquisition or production of motion pictures.

Anticipated Changes to Facilities/Employees

The Company’s employees and locations are two rented premises in Los Angeles and London and approximately 10 employees and consultants.  Management anticipates no changes to either facilities or employees in the near future.

United States vs. Foreign Sales and Assets

At 3/31/2007 and 3/31/2006, Seven Arts has had the following revenue during the past two fiscal years, from the following areas of the world:

Continuing Operations:	2007	2006
	£	£
Europe	3,372,197	2,249,769
North America	1,134,054	1,821,061
South America	235,106	314,446
Africa & Middle East	865,667	224,098
Asia	118,152	1,597,596
Australia	154,112	1,384,397

Total Turnover	5,879,289	7,591,367

Seven Arts’ intangible motion pictures copyrights and distribution rights have no physical location.  As of March 31, 2007, physical materials embodying the Company’s motion pictures are held at laboratories in Los Angeles, California, Toronto, and London, England, as well as at the Company’s office in Los Angeles, California.

Regulation of the Motion Picture Industry

A key element in the motion picture industry involves intellectual property law.  In this respect, the Company conducts its business through the control and exploitation of the copyrights and trademarks that may underlie its properties; therefore, domestic and international laws affecting intellectual property have a significant importance to the Company.  Distribution rights to motion pictures are granted legal protection under the copyright laws of the United States and most foreign countries, which laws provide substantial civil and criminal actions for unauthorized duplication and exhibition of motion pictures.  Motion pictures, musical works, sound recordings, art work, still photography and motion picture properties are separate works subject to copyright under most copyright laws, including the United States Copyright Act of 1976, as amended (the “Copyright Act”).  Under the Copyright Act, motion pictures are allowed a copyright term of 95 years.

The Company currently takes appropriate and reasonable measures to secure, protect and maintain certain agreements to secure, protect and maintain copyright protection for all Company pictures under the laws of applicable jurisdictions; however, there can be no assurance that such measures will adequately protect the Company’s properties, or that enforcement of its rights will not be financially prohibitive.  Management is aware of reports of extensive unauthorized misappropriation of video rights to motion pictures, which may include the Company’s motion pictures.  Further, the Company is aware of reports of outright “pirating” of video properties, especially outside of the United States where enforcement of copyright laws is more difficult, if not impossible.

The Code and Ratings Administration of the MPAA (Motion Picture Association of America), an industry trade association, assigns ratings indicating age-group suitability for theatrical distribution of motion pictures.  The Company will follow the practice of submitting its motion pictures for such ratings.  A substantial number of the Company’s films may be rated “R” by the MPAA, which means that children under certain ages may, under rules enforced by theatrical exhibitors, view the applicable motion picture only if accompanied by an adult.  The Company’s general policy is to produce or acquire motion pictures that qualify for a rating no more restrictive than “R.”  The NC-17 rating and its acceptance by distributors also presents an uncertainty in the demand for the feature films with this rating, as there is a very limited history of films with this rating.  The Company does not anticipate that any of its films will be rated NC-17.

United States television stations and networks, as well as foreign governments, impose additional restrictions on the content of motion pictures, which may restrict in whole or in part theatrical or television exhibition in particular, territories.  Management’s practice will be to produce motion pictures for which there will be no material restrictions on exhibition in any major territories or media.  This practice often requires the production of “cover shots” or different photography and recording of certain scenes for insertion in versions of motion picture exhibited on television or theatrically in certain territories where governmental restrictions are relatively more stringent.  No assurance can be given that current and future restrictions on the content of the Company’s motion pictures may not limit or affect the Company’s ability to exhibit certain of its pictures in certain territories and media.

Seasonality

Dependency upon Patents/Licenses/Contracts/Processes

Sources/Availability of Raw Materials

     N/A

4.C. Organization Structure

The following is the corporate organization chart of Seven Arts and its subsidiaries as of March 31, 2007 (with share ownership as of September 30, 2007):

(legally owned by Seven Arts Pictures Inc.

for the account of SAFE)

4.D.  Property, Plant and Equipment

Seven Arts’ executive offices are located in rented premises of approximately 3,500 sq. ft. at 6310 San Vicente Blvd., Suite 510, Los Angeles, California US 90048 (rented by its affiliate Seven Arts Pictures Inc.) and 2-3 Fareham Street, London UK W1D 3B.  Seven Arts and its affiliates began occupying these facilities on about May 20, 2005 (US) and November 2006 (UK). Monthly rent is approximately $7,000.

The motion pictures in which the Company controls all rights or all international distribution rights are set forth below, exclusive of the Fireworks Pictures:

Table 8

Title		Elements	Approximate Fully Absorbed Production Cost	Delivery Date	1st U.S. Release
(CR indicates copyright ownership or equivalent)
Asylum (CR)	W:	Patrick Marber	$20,000,000	5/04	8/05
	D:	David MacKenzie
	C:	Ian McKellan
Natasha Richardson

Stander (CR)	W:	Bima Stagg	$14,000,000	10/03	8/04
	D:	Bronwen Hughes
	C:	Thomas Jane
Deborah Unger
No Good Deed (CR)	W:	Christopher Canaan	$17,000,000	5/02	9/03
& Steve Banancik
	D:	Bob Rafelson
	C:	Samuel L. Jackson
Milla Jovovich

I’ll Sleep When	W:	Trevor Preston	$8,000,000	6/04	6/04
I’m Dead	D:	Mike Hodges
	C:	Clive Owen
Malcolm McDowell
Jonathan Rhys Meyers

Supercross	W:	Ken Solarz	$5,000,000	8/05	8/05
	D:	Steve Boyum
	C:	Sophia Bush
Steve Howey
Cameron Richardson

A Shot At Glory	W:	Denis O’Neill	$12,000,000	1/02	5/02
	D:	Michael Corrente
	C:	Robert Duvall
Michael Keaton

Johnny Mnemonic	W:	William Gibson	$24,500,000	12/94	5/95
(CR)	D:	Robert Longo
	C:	Keanu Reeves
Dolph Lundgren

Never Talk To Strangers	W:	Lewis A. Green	$11,700,000	9/95	10/95
(CR)		& Jordan Rush
	D:	Peter Hall
	C:	Antonio Banderas
Rebecca DeMornay

Shattered Image	W:	Duane Poole	$7,250,000	6/98	12/98
(CR)	D:	Raul Ruiz
	C:	William Baldwin
Anne Parillaud

The Hustle	W:	David Howard	$5,000,000	10/02	12/02
(CR)		& Michael Capellupo
	D:	Stuart Cooper
	C:	Bobbie Phillips
Robert Wagner

Pool Hall Prophets aka	W/D:	Keoni Waxman	$6,000,000	9/05	12/05
Shooting Gallery	C:	Freddie Prinze, Jr.
(CR)		Ving Rhames

Boo	W/D:	Anthony C. Ferrante	$1,000,000	3/05	10/05
	C:	Trish Cohen
Happy Mahaney

Cemetery Gates	W:	Brian Patrick O’Tolle	$1,000,000	3/05	5/06
	D:	Roy Knyrim
	C:	Reggie Bannister

Popstar	W:	Timothy Barton	$5,000,000	3/05	11/05
	D:	Richard Gabai
	C:	Aaron Carter
Alana Austin

Red Riding Hood	W:	Timothy Dolan	$5,000,000	3/06	6/06
	D:	Randall Kleiser
	C:	Lanie Kazan
		Morgan Thompson

Back In The Day	W:	Michael Raffanello	$5,000,000	3/05	5/05
	D:	James Hunter
	C:	Ving Rhames
		Ja Rule

Captivity	W:	Larry Cohen	$17,500,000	3/06	7/07
	D:	Roland Joffe
	C:	Elisha Cuthbert

Silent Partner	W:	James Deck	$5,000,000	3/06	9/06
		& Chris Larsen
	D:	James Deck
	C:	Tara Reid
		Nick Moran

Mirror Wars	W:	Alex Kustanovich	$8,000,000	11/06	7/07
		& Oleg Kapanets
	D:	Vasily Chiginsky
	C:	Armand Assante
		Malcolm McDowell
		Rutger Hauer

Getting’ It	W/D:	Nick Gaitatjis	$2,500,000	12/06	8/07
	C:	Jessica Canseco
		Patrick Censoplano
		Cheryl Dent
		Sandra Staggs

The Wedding Chest	W:	Ekaterina Tirdatova	$1,500,000	not yet delivered
	D:	Nurbek Egen
	C:	Natasha Regnier
		Bolot Tentimyshov

The Mesmerist	W:	Ron Marasco	$1,000,000	6/02	9/02
		& Michael Goorjian
	D:	Gil Cates, Jr.
	C:	Neil Patrick Harris
		Jessica Capshaw

A Broken Life	W:	Neil Coombs, Anna Lee	$2,000,000	not yet delivered
		& Grace Kosaka
	D:	Neil Coombs
	C:	Tom Sizemore
		Ving Rhames
		Grace Kosaka
		Saul Rubinek

Drunkboat	W:	Bob Meyer	$3,500,000	not yet delivered
		& Randy Buescher
	D:	Bob Meyer
	C:	John Malkovich

John Goodman
Dana Delaney

Deal (CR)	W:	Gil Cates, Jr.	$9,000,000	3/07	1/08
		& Marc Weinstock			(Scheduled)
	D:	Gil Cates, Jr.
	C:	Burt Reynolds
Bret Harrison
Shannon Elizabeth
Jennifer Tilly

Noise aka	W/D:	Henry Bean	$9,000,000	3/07	2/08
The Rectifier	C:	Tim Robbins			(Scheduled)
(CR)		William Hurt
Bridget Moynahan
William Baldwin

The Company has also completed principal photography and is in post-production on three additional motion pictures as to which it controls all distribution rights:

American Summer aka	D:	J.B. Rogers	$15,000,000
Pool Boy (CR)	C:	Matthew Lillard

Autopsy (CR)	D:	Adam Gierasch	$9,000,000
	C:	Robert Patrick

Knife Edge	D:	Anthony Hickox	$8,000,000
	C:	Joan Plowright
		Natalie Press

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the Fiscal Years Ended 3/31/2007, 3/31/2006, and 3/31/2005 should be read in conjunction with the financial statements of the Company attached hereto and the notes thereof.

5.A. Operating Results.  The Company’s results of operation are reflected in the Company’s financial statements included herewith.  The Company’s income from operation in all periods in issue (i.e. fiscal years ended 3/31/05, 3/31/06 and 3/31/07) (“Relevant Period”) was principally the result of the sale and distribution of its new and previously produced motion pictures, other than operations prior to September, 2004 which related to the jewelry business of Cabouchon which was disposed of on that date, and losses arising from that disposition.  No one picture had a principal or controlling share of gross revenues or operating profits in the Relevant Period.  No changes in the Relevant Period in operating revenues resulted from changes in prices, or amount of products of services being offered (other than an increase in the total number of motion pictures controlled by the Company) or to the introduction of new products or services (other than the delivery and release of new motion pictures).  Neither inflation nor any unusual or infrequent events or new developments in the Relevant Period materially affected gross revenues, operating expenses or operating income.  No governmental, economic, fiscal, monetary or political policies or facts in the Relevant Period had any material effect on the Company’s gross revenue, operating expenses or operating profits.  The Company’s revenues are principally earned, received, and held (in all material respects) in dollars but are converted to UK pounds for the purpose of the attached financial statements.  Reductions in the value of the dollar against the UK pound are shown in Table 4 in Item 3 No.C. above.  Neither inflation nor governmental policies or regulation have had a material effect on the Company’s income from operations.

The principal factor that affected the Company’s financial condition in the past three years has been the availability of capital, the choice of motion pictures produced or acquired by the Company, and the Company’s and talents’

execution of the screenplay and production plan for each picture, distribution and market reactions to the motion pictures once completed, and management’s ability to obtain financing and to re-negotiate financing on beneficial terms.  These factors will continue to be, in management’s opinion, the principal factors which will affect future results of operation and the Company’s future financial condition.  No particular factor has had a primary or principal affect on operations and financial condition of the Company in the Relevant Period.  Management believe that the Company’ s current financing, completed motion picture projects, distribution and market reaction to these pictures will not have a negative impact on the Company’s results of operation and financial condition in the Fiscal Year Ended 3/31/08.

Fiscal Year Ended 3/31/07 vs. Fiscal Year Ended 3/31/06 Results of Operations *

Gross revenues decreased from £7,591,367 to £5,879,289 from 3/31/06 to 3/31/07 by reason of principally (a) a substantial increase in the value of the UK pound (see Table 4 above) as the Company’s revenues are principally realized in US dollars and (b) delivery in Fiscal Year 2006 of Captivity (with recognition of approximately $6,000,000 of revenue) and delivery of Noise and Deal in Fiscal Year ended 3/31/07 (but with recognition of only approximately $3,500,000 in revenue on those two pictures).  All revenues were from domestic and foreign theatrical video and television distribution of the Company’s motion pictures, plus (in the Fiscal Year ended 3/31/07) cancellation of indebtedness income related to the motion picture Stander and Pool Hall Prophets (£1,282,522).  The Company has issued 3,500,000 shares to Seven Arts Pictures in connection with the settlement of a claim from Apollo Media GmbH & Co. Filmproduktion K.G. (“Apollo”) discussed in Item 7 No. B below, of which 1,500,000 will be cancelled or returned to the Company as more particularly described in Item 7 No. B.  The Apollo settlement relieved the Company of approximately 2,000,000 in non-recourse indebtedness, which was reflected as cancellation of indebtedness income and included in “Revenue” for this Fiscal Year.  Gross revenues in the Fiscal Year ended 3/31/07 included less than £50,000 of revenues from the three motion pictures delivered in the Fiscal Year ended 3/31/07.  Approximately £1,750,000 of gross revenues in the Fiscal Year ended 3/31/07 were derived from motion pictures delivered in that Fiscal Year compared with approximately £5,500,000 of revenues realized in the Fiscal Year ended 3/31/06 from motion pictures first delivered in that Fiscal Year.

Cost of sales decreased from £ 6,055,411 (3/31/06) to £2,763,720 (3/31/07) since (a) the turnover in Fiscal Year 2007 was less than in Fiscal Year 2006; and (b) the Company has realized a higher profit margin on Noise and Deal than on Captivity.  The Company treats both amortization of intangible assets and costs of sales as “costs of sales” since both are the result of amortization of film costs against recognized revenue.  None of these charges resulted from a write-down of film investment or an impairment of unamortized film costs.  The two exceptional items realized in the Fiscal Year ended 3/31/07 arose from the cancellation of indebtedness of equity investments by third parties (not the Company) related to Stander and Pool Hall Prophets and these cancellations impacted costs of sales in that there were no costs of sales associated with these cancellations of indebtedness.

Included in turnover are exceptional items of £1,282,522 relating to the cancellation of the movies Stander and Pool Hall Prophets and £912,715 relating to Seven Arts Pictures Inc. (“SAP”) assuming responsibility for a loan made from Apollo Media to a former subsidiary of SAP by the pledge of 3,500,000 new ordinary shares issued to SAFE by the Company. The Company has further guaranteed that any shares issued in excess of 2,000,000 needed by Apollo Media to settle their debt at the point of sale of the shares will be met by SAP.  The remaining balance of shares will be sold and the proceeds remitted back to the Company. The amount recorded reflects the settlement gain on cancellation of the debt.

Other operating expenses increased from £989,375 (3/31/06) to £1,218,531 (3/31/07) due to the Company’s increased level of production and distribution activity.   Substantially all these expenses are general overhead and selling expenses for employees, consultants, sales conventions, professional fees, marketing materials (e.g. trailers and posters) and office costs.

The Company realized only an immaterial amount of interest income and all interest expense related to the bank and other production loans set forth in Table 5.

As a result, retained profit for the year increased from £116,812 to £967,130 (3/31/07).

Fiscal Year Ended 3/31/2006 vs. Fiscal Year Ended 3/31/2005

Turnover increased from £2,275,870  (3/31/05) to £7,592,367 (3/31/06) primarily due to the increased level of the Company’s operations and the delivery of three new motion pictures including Captivity.  Approximately £5,500,000 of gross revenues realized in the Fiscal Year Ended 3/31/06 were derived from motion pictures first delivered in that Fiscal Year compared to approximately £755,000 of gross revenues realized in the Fiscal Years ended 3/31/05 from motion pictures first delivered in that Fiscal Year.

Cost of sales increased from £5,431,574 (3/31/05) to £6,055,411 (3/31/06) which reflects the increase in the amortization of the costs of production and participations payable on the new motion pictures delivered by the Company in the Fiscal Year ended March 31, 2006.  Within costs of sales, amortization of intangible assets was reduced from £5,156,547 (3/31/05) to £1,964,647 (3/31/06) since most of the income in the Fiscal Year 2006 came from motion pictures for which the group is simply the distributor, rather than for which the group owns the rights.

Other operating expenses decreased from £1,887,753 (3/31/05) to £989,375 (3/31/06) principally because the Company had no expenses related to the acquisition of the Company by SAP in the Fiscal Year ended 3/31/06.

The Company realized only an immaterial amount of interest income and all interest expenses related to the bank and other production loans set forth in Table 5.

The Company’s retained profit/(loss) or net income/(loss) for the year increased from (£7,540,000) to £116,812 because of the factors set forth above and the write down in the Fiscal Year Ended 3/31/05 of goodwill £1,850,072), costs of acquisition of motion picture rights from SAP (£3,306,475)and the Company’s investments in Armadillo Investments LLC and Langley Park Investment Trust PLC (£800,000) which were disposed of in Fiscal Year ended 3/31/05. The write down of goodwill and the write down of the costs of acquisition of motion picture rights are both included within costs of sales. The write down of the Company’s investment in Armadillo Investments LLC is included within other operating expenses.

*  All results are calculated under UK GAAP.  For adjustment to US GAAP, see Table 3.

5.B.  Liquidity and Capital Resources.

During Fiscal Year 2005, ended March 31st, Seven Arts issued £3,000,000 of convertible debt to Langley Park Investment Trust PLC (“Langley”) in return for ordinary shares in Langley valued at £3,000,000, and £3,000,000 of convertible redeemable preference shares to Armadillo Investments Limited (“Armadillo”) in return for £3,000,000 ordinary shares from Armadillo. The Company later raised approximately £1,200,000 in cash through the sale of convertible preferred shares and debentures to Armadillo Investments Limited (£700,000) and Langley Park Investment Trust PLC, (£500,000). See Exhibits 4 and 5.  These amounts are below the stated value of the debenture and preferred shares which are each £3,000,000, by reason of the Company being unable to achieve the value recognized within its financial statements upon the sale of the Armadillo and Langley ordinary shares.

During Fiscal Year 2006, ended March 31st, Seven Arts raised no capital through the sales of ordinary shares as described earlier.

During Fiscal Year 2007, through March 30, 2007, Seven Arts raised no capital through the sales of ordinary shares, but expects to realize the proceeds in Fiscal Year 2008 from the issuance of 8,000,000 ordinary shares as described in Item 4. No. A.

The Company obtained certain “hedge fund” financing in Fiscal Year ended 2006 and 2007 as described herein but currently anticipates no “hedge fund” financing in the Fiscal Year ended 3/31/08.  The “hedge fund” financing is set forth in Exhibits 6 and 7.  The specific contractual terms of this indebtedness are described in more detail in Item 3.D. Risk Factors, Need for Additional Financing, pages 11-12, and Item 4.A. History and Development of the Company - Financings, page 17.  The “hedge fund” financing was due September 30, 2007 and is now in default.  The Company expects to refinance this indebtedness but there is no assurance it can do so.  Failure to pay or refinance this indebtedness would have a material adverse effect on this Company.  See Item 3.D. Risk Factors -

Failure to Refinance Cheyne Loan.    Management believes that the Company’s working capital is sufficient for the Company’s present requirements.

There are no restrictions on the Company’s ability to collect and receive its cash flow from operations.  The Company has no committed borrowing facilities and its borrowing is not seasonal, but related to production or acquisition of motion pictures when each is ready for production or acquisition.

The Company’s cash flow is derived from the license of motion picture rights to motion pictures controlled by it and varies depending upon distributor and consumer reactions to each motion picture.

5.C.  Research and Development, Patents and Licenses, etc.

     NA

5.D.   Trend Information.  The Company is aware of no trends that could materially affect the Company’s business.

5.E.  Off-Balance Sheet Arrangements.

The Company has no Off-Balance Sheet Arrangements.

5.F.  Tabular Disclosure of Contractual Obligations (as of 9/30/07):

	Payments Due By Period
		Less Than	1-3	3-5	More Than
Contractual Obligations	Total	1 Year	Years	Years	5 years

Bank and Other Production Loans	£11,347,380	£3,989,795	£7,357,585	-0-	-0-
Langley Debenture	£1,750,000	-0-	£1,750,000
Trade Creditors and Sums Due
To Producers	£998,776	£998,776	-0-	-0-	-0-
Potential Arbitration Award	£300,000	£300,000	-0-	-0-	-0-

Total	£14,396,156	£5,288,571	£7,357,585		£1,750,000

Critical Accounting Policies

Management is required to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  On a regular basis, management evaluates our estimates and assumptions and bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

Basis of accounting

The financial statements included within item 17 are prepared under the historical cost convention, in accordance with applicable accounting standards in the United Kingdom, and on the going concern basis, with reconciliations to generally accepted accounting policies in the United States and explanations of the reconciling items included within the notes to those financial statements.

Due to the financial position of this company, the validity of using the going concern basis to prepare the financial statements is conditional upon the continued support of the company’s majority shareholder at this time. The directors of the company have received assurances from the majority shareholder that it will continue to support the company and its subsidiary undertaking to enable them to meet their liabilities as they fall due for at least the next twelve months from the date of approval of these accounts. The majority shareholder is however not bound by these assurances.

Should the company be unable to continue trading as a result of the withdrawal of support of the majority shareholder, adjustments would have to be made to reduce the value of assets to their recoverable amount, to provide for any further liabilities which might arise, and to reclassify fixed assets and long term liabilities as current assets and liabilities.

Basis of consolidation

The group financial statements consolidate the financial statements of Seven Arts Pictures plc and its subsidiary undertakings. The results of subsidiaries acquired and sold are included in the profit and loss account from or up to the date control passes on the acquisition basis. Intra group sales and profits are eliminated on consolidation.

No company profit and loss account is presented in accordance with the exemptions provided by S230 of the Companies Act 1985.  The individual company profit and loss for “the Company” as shown on the financial statements is consolidated into the group’s consolidated financial statements.

Turnover

Turnover represents the invoiced value, net of Value Added Tax, of goods sold and services provided to customers.

License fee revenue is recognized as and when the film in question is delivered to the respective territories.

Revenue that equates to a share of gross receipts of films is recognized as income as and when the group is notified of the amounts that are due to them.

Goodwill

Purchased goodwill is capitalized in the year in which it arises.

In the opinion of the directors, the useful economic life of the purchase goodwill, which relates to a film library that was purchased, exceeds 20 years and cannot be specifically defined to be a set length of time.  This is based on experience of how film revenues are earned and the knowledge that films often continue to earn revenue for a period of time that far exceeds 20 years.  Therefore, goodwill is not amortized and is, instead, subject to an annual impairment review.

This accounting policy represents a departure from the requirements of Companies Act 1985, which requires goodwill to be amortized over a finite period, but the directors believe this departure is justified as being required for the over-riding purpose of providing a true and fair view.

Intangible film assets

Films produced for exploitation or distribution are stated in the balance sheet at cost less amortization and impairment to date.  Amortization is charged to write down the cost of such assets over their useful lives.

Tangible fixed assets

Tangible fixed assets are stated at historical cost.

Depreciation is provided on all tangible fixed assets at rates calculated to write each asset down to its estimated residual value evenly over its expected useful life, as follows:-

Fixtures, fittings and equipment	- straight line over 4 years

Fixed asset investments

Fixed asset investments are stated at cost, less provision for diminution in value.

Deferred taxation

Deferred tax is provided in respect of the tax effect of all timing differences that have originated but not reversed at the balance sheet date.

A deferred tax asset is regarded as recoverable and therefore recognized only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on a non-discounted basis at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Foreign currency translation

Monetary assets and liabilities of the company that are denominated in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction.  All differences are taken to the profit and loss account.

The subsidiary undertaking’s functional currency is primarily the US dollar and therefore it chooses to maintain all its accounting records in the US dollar. However, since the reporting currency of the group is sterling, the subsidiary undertaking’s financial statements have been translated into sterling. The closing rate method has been used to translate the subsidiary undertaking’s financial statements.  This results in any non-monetary assets and liabilities being recorded at their historical cost expressed in sterling, whilst monetary assets and liabilities are stated at the closing exchange rate.  All profit and loss items have been translated into sterling using the weighted average exchange rates.  Differences on translation are taken directly to reserves.

Where the subsidiary undertaking has undertaken transactions in a currency other than the US dollar, these have been recorded in the accounting records at the rate ruling at the date of the transaction. All such differences on translation are taken to the profit and loss account.

Interest capitalized

Directly attributable interest is capitalized as part of intangible fixed assets and is based on interest charged as a result of obtaining bank and other borrowings to finance these assets.

Financial instruments

When appropriate, the group uses financial instruments to manage exposure to fluctuations in interest rates.

Financial assets are recognized in the balance sheet at the lower of cost and net realizable value. Provision is made for diminution in value when appropriate. Interest receivable is accrued and credited to the profit and loss account in the period to which it relates.

Financial liabilities that represent bank and other production loans are, upon issue, recognized in the balance sheet at the amount of net proceeds. The finance costs of the debt are charged to the profit and loss account at a constant rate on the carrying amount.

Asset Retirement Obligations

As of March 31, 2007, the Company has determined that it does not have material obligations for asset retirement obligations. Accordingly, adoption of HB 3110 had no impact on the consolidated financial statements.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 9

Directors and Senior Management

March 30, 2007

Table No. 1

Directors

Name	Position	Age	Date First Elected or Appointed

Peter Hoffman	CEO	57	September 2, 2004
Anthony Bryan	Chairman, Director	84	March 30, 2007
Rufus Pearl	Director	31	September 2, 2004
Julia Verdin	Director	44	January 3, 2007
Anthony Hickox	Director	42	January 3, 2007
Elaine New	Finance Director	47	January 11, 2007
Chris Bialek	President, International	45	September 30, 2006

The experience and qualifications of the directors and senior management are as follows:

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles of Association.

The senior management serves at the pleasure of the Board of Directors.

No director and/or senior management had been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a director and/or senior management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

Peter Hoffman is the Chairman and founder of SEVEN ARTS PICTURES, an independent producer and distributors of motion pictures.   Seven Arts has produced and distributed four features since its inception: “JOHNNY MNEMONIC”, “NEVER TALK TO STRANGERS”, “9 ½ WEEKS II” and “SHATTERED IMAGE”.  Other credits include “ONEGIN”; “DUETS”; the Sundance 2001 Grand Jury Prize Winner, “THE BELIEVER”; “AN AMERICAN RHAPSODY”; “CLETIS TOUT”; “INTERSTATE 60”; “STANDER” and the current release “ASYLUM”.  Seven Arts also produced, in conjunction with Paramount Pictures, “RULES OF ENGAGEMENT.”

Hoffman was previously President and CEO of Carolco Pictures.  He was directly involved at Carolco in the production of a large slate of independent motion pictures, including “TERMINATOR 2”, “BASIC INSTINCT”, “TOTAL RECALL”, “RAMBO III”,

Anthony J.A. Bryan, Sr.  is currently the Chairman of 360 Global Wine Company, Chairman of U.S. Dry Cleaning Corporation, and Vice Chairman of Astrata PLC.  He was formerly Chairman & CEO of Copperworld Corporation (Pittsburg, PA), President & CEO of Cameron Iron Works (Houston, TX), Vice President and Member of Board of Directors and General Manager of the International Division of the Monsanto Company (St. Louis, MO) and Chairman & CEO of Oceanics PLC (London).  He has served on the Board of Directors of a number of companies, including Federal Express Co., Chrysler Corporation, ITT Corporation, PNC Financial, Koppers Corporation, Hamilton Oil Co., Imental (France), Oceanics PLC (London), as well being a Trustee of a number of Charitable and Educational Institutions.  He was educated at Ampleforth College, in England and the Harvard Business School where he received an MBA.  He served in the Royal Canadian Air Force in UK and in Italy and was awarded the Distinguished Flying Cross in 1944.

Rufus Pearl is the Managing Director of Pearl Investment Management Services Ltd, which is Regulated and Authorized by the Financial Services Authority. Mr. Pearl is a Registered FSA Securities Representative, holds a Certificate in Corporate Finance and is an Associate of the Securities Institute.  He is currently a Director of Birchington Investments Limited which was listed on the Irish Stock Exchange until recently. He was previously Administrative Director of both Jubilee Investment Trust Plc which is quoted on the Official List of the London Stock Exchange and of Prostcare plc (now Mediwatch plc) listed on AIM and was a Non-Executive Director of Aberdeen Park Investments plc (now New Hibernia Investments plc) formerly listed on the Bermudan Stock Exchange.

British producer, Julia Verdin, is an independent film producer. Ms. Verdin produced STANDER, directed by Bronwen Hughes, was an Executive Producer on MERCHANT OF VENICE, directed by Michael Radford and starring Al Pacino, Jeremy Irons and Joseph Fiennes and a co-producer on RIDING THE BULLET, based on a Steven King story which was directed by Mick Garris and stars David Arquette, Jonathan Jackson, Erika Christensen and Barbara Hershey.

Anthony Hickox is a film director.  Hickox wrote and directed his first film, ‘WAXWORKS’ at the age of 21.  Hickox was involved in the production of ‘SUNDOWN’, ‘WARLOCK: ARMAGEDDON’; ‘CHILDREN OF THE CORN’, ‘TURN OF THE SCREW’; ‘CARNIVAL OF SOULS’, and  ‘HELLRAISER 3: HELL ON EARTH’.

Elaine New.  A Cambridge University educated, Price Waterhouse (London) qualified Chartered Accountant Elaine has been in the media industry for the last six years as Finance Director of Metrodome Group plc, a UK film distributor.  Ms. New was previously engages as Financial Controller of Harrods International, helping to establish an airport retailing arm and a Commercial Director of Outfit a new division of Sears Womenswear Ltd that she helped to create in the latter part of the 1990’s.  Elaine has been on the Executive Committee of The Quoted Companies Alliance for the almost three years helping to look after small to mid-cap companies floated both on AIM and the main list of The London Stock Exchange.

Chris Bialek is a worldwide distribution and marketing executive with over 20 years of experience licensing theatrical, video/DVD and television rights, production overview and distribution to international and domestic markets and their respective marketing, including Platoon, The Big Easy, Rambo, Total Recall, Terminator Basic Instinct, Showgirls, The Flock.

6.B.  Compensation

Cash Compensation

Total compensation accrued and/or paid (directly and/or indirectly) to all directors and senior management during the Fiscal Year ended 3/31/2007 was £316,856.

Table No. 10

Officer and Director Compensation

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($ )	Bonus ($ )	Other Annual Compen-sation ($ )	Securities Under Option/ SAR’s Granted (#)	Shares/ Units Subject to Resale Restrictions ($ )	LTIP Pay-outs ($ )	All Other Compen-sation ($ )
Peter Hoffman	Fiscal 2007	£262,964	—	—	—	—	—	—
Elaine New	Fiscal 2007	£26,544	—	—	—	—	—	—	Mazars
Christ Bialek	Fiscal 2007	£27,348	—	—	—	—	—	—

Stock Options.  Seven Arts may grant stock options to Directors, Senior Management and employees.   See Table No. 11 for information about stock options outstanding.

Table No. 11

Stock Option Grants From Inception to August 31, 2007

Name	Number of Options Granted	% Of Total Options Granted on	Exercise Price per Share	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant

Tony Hickox	50,000	25%	£0.305	1/3/07	1/3/10	£0.305
Julia Verdin	50,000	25%	£0.305	1/3/07	1/3/10	£0.305
Elaine New	50,000	25%	£0.305	1/3/07	1/3/10	£0.305
Chris Bialek	50,000	25%	£0.305	1/3/07	1/3/10	£0.305

Change of Control Remuneration.  Seven Arts had no plans or arrangements in respect of remuneration received or that may be received by executive officers of the Company in Fiscal Year 2007 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per senior management.

Other Compensation.  No senior management director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer’s cash compensation, and all senior management and Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation.  Except for the stock options discussed above (Table 11), Seven Arts had no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to Seven Arts ‘s Directors or senior management.

Pension/Retirement Benefits.  No funds were set aside or accrued by Seven Arts during Fiscal 2007 to provide pension, retirement or similar benefits for Directors or senior management.

6.C.  Board Practices

6.C.1.  Terms of Office.  Refer to Item No. 6.A.1.

6.C.2.  Directors’ Service Contracts.

SAP has an employment agreement with Peter Hoffman as its CEO for five years ending December 31, 2008 at a salary of $500,000 per year plus expenses.  Upon acquisition of control of the Company, SAP entered into a contract with the Company providing Mr. Hoffman’s services solely to the Company and its subsidiaries as their CEO.  This contract is included as a material contract in the Appendices hereto.

6.C.3.  Board of Director Committees.

Seven Arts has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of Seven Arts and reviews with the independent auditors the scope and results of Seven Arts’ audits, Seven Arts’ internal accounting controls, and the professional services furnished by the independent auditors to Seven Arts.  The current members of the Audit Committee are:  Anthony Bryan, Rufus Pearl and Julia Verdin. The Audit Committee did not meet separately in Fiscal Year ended 3/31/2006.

6.D.  Employees

As of March 31, 2007, Seven Arts had 5 employees and 5 independent contractors, excluding the senior management, providing full time services.

6.E.  Share Ownership

Table No. 12 lists, as of March 31, 2007, directors and senior management who beneficially own Seven Arts’ voting securities, consisting solely of ordinary shares, and the amount of Seven Arts’ voting securities owned by the directors and senior management as a group.

Table No. 12A

Shareholdings of Directors and Senior Management

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class at 3/31/2006

Ordinary	Seven Arts Pictures Inc.	8,095,000	37%

	Total Directors/Management 5% Holders	8,095,000	37%

Peter Hoffman controls approximately 70% of the voting stock of Seven Arts Pictures Inc., and may be deemed a beneficial owner of ordinary shares of the Company.  None of the sums set forth in Item 6.B. own more than 1% of the ordinary shares of the Company (other than Mr. Hoffman) and their share ownership has not otherwise been disclosed.

Does not include 3,500,000 ordinary shares pledged to Apollo Media as discussed in Item No. 7B.

The terms of incentive options grantable by Seven Arts are done in accordance with the rules and policies of the English law, including the number of ordinary shares under option, the exercise price and expiry date of such options, and any amendments thereto.   The only share options granted to date are set forth in Table 11.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

Table No. 12B lists, as of March 31, 2007, all shareholders who beneficially own 5% or more of Seven Arts’ voting securities, consisting solely of ordinary shares, and the amount of Seven Arts’ voting securities owned by the 5% shareholders as a group.

Table No. 12B

Shareholdings of 5% Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class at 3/31/2007

Ordinary	Seven Arts Pictures Inc.+	8,095,000	37%
	ApolloMedia GmbH & Co.
	Filmproduktion KG	3,500,000	16%
	Langley Park Investment Trust plc	5,000,000	23%
	Total 5% Holders	16,595,000	76%

Peter Hoffman controls approximately 70% of the voting stock of Seven Arts Pictures Inc., and may be deemed a beneficial owner of ordinary shares of the Company.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

SAP sold 1,025,000 ordinary shares owned by it in November 2006, at £0.30 per share and advanced the proceeds net of commission to the Company.  The Company has issued in Fiscal Year 2007 ordinary shares to:

(a)          To SAP for pledge to Apollo Media to settle an indebtedness to Apollo Media with regard to the motion picture Stander;

(b)         to Langley Park Investments plc in partial conversion of its convertible redeemable debenture.  See Exhibit 4.

(c)          To Unique Fidelity Engineering Limited, 2,670,000 shares in the current fiscal period.

The Company is in negotiations to sell 5,500,000 additional ordinary shares to Unique Fidelity Engineering Trust Limited.

7.A.1.c.  Different Voting Rights.  Seven Arts’ major shareholders do not have different voting rights.

7.A.2.  Share Ownership.

As of September 30, 2007, Seven Arts had issued 24,354,000 ordinary shares of £0.05,; 13,184,000 deferred shares of £0.45 each; and 3,000,000 convertible redeemable preference shares of £1.00 each issued, and 530 (as at 31 March 2007) registered shareholders.  Of these shareholders one is located in the United States and the balance elsewhere. The U.S. shareholders own 8,095,000 ordinary shares; and, the other shareholders own 16,259,000 ordinary shares as of September 30, 2007.

7.A.3.  Control of the Company.  Seven Arts is a publicly owned English corporation, the shares of which are owned by U.S. residents and foreign residents.  Seven Arts is not controlled by any foreign government or other person(s).

7.A.4.  Change of Control of Company Arrangements

There are no arrangements, known to the Company, which may at a subsequent date result in a change of control of the Company.

7.B.  Related Party Transactions

Upon acquisition of control of the Company by SAP in September, 2004, the Company entered into an agreement with SAP under which SAP provided the services of Peter Hoffman for the amount of his contracted salary and the Los Angeles office and staff of SAP to the Company for the direct costs thereof, which is reflected in the Company’s audited financial statements for the Fiscal Years 2005 and 2005 and no other fee or costs.  Pursuant to an intercompany agreement, SAP also from time to time will hold ownership of limited liability corporations in the United States, with all distribution rights and profits thereof for the account of the Company and provide other services for the account of the Company at no fee other than Mr. Hoffman’s salary and the direct third party costs of SAP’s Los Angeles office, all of which are reflected in the Company’s financial statements.  These other services will be any reasonable requests of the management of the Company including accounting services, audits of distribution statements, collection of accounts receivable, supervision of production of motion pictures and similar day-to-day aspects of the Company’s business.  SAP has from time to time made non-interest bearing advances to the Company or its subsidiaries, when the Company has not collected its receivables since the Company does not have a working capital line of credit, all as judged appropriate by management.  All advances are for customary working capital purposes.

SAP has settled a dispute with ApolloMedia GmbH & Co. Filmproduktion KG (“ApolloMedia”) in a settlement agreement dated September 30, 2006, which the settlement fully releases the Company and its subsidiaries from any liability to ApolloMedia including the indebtedness of approximately $2,000,000 related to the motion picture Stander assumed by a subsidiary of the Company upon acquisition of control of the Company by SAP in September, 2004.  The Company has issued 3,500,000 ordinary shares to SAP immediately pledged to ApolloMedia to secure SAP’s obligations under the settlement agreement and SAP has agreed that it will (1) return to Company all ordinary shares in excess of 2,000,000 not necessary to satisfy SAP’s obligations to ApolloMedia and (2) deliver to Company from SAP’s ordinary shares, any ordinary shares in excess of 2,000,000 in fact sold by SAP to satisfy the indebtedness to ApolloMedia under the settlement agreement.  The dispute with Apollo (now settled) related to the amounts ultimately to be payable to Apollo from distribution of the motion picture Stander.  The shares pledged to ApolloMedia will be sold by it as necessary for ApolloMedia to derive net proceeds of $1,640,000 and any pledged shares remaining after such sale (if any) will be retained by the Company.

Shareholder Loans/Amounts Owing to Senior Management/Directors

There is no money owing to members of senior management of members of the Board of Directors.  SAP has advanced at no interest the sum of approximately $667,518 to the Company as of March 31, 2007.

There have been no transactions since March 31, 2007, or proposed transactions, which have materially affected or will materially affect Seven Arts in which any director, executive officer, or beneficial holder of more than 5% of the outstanding ordinary shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.

7.C.  Interests of Experts and Counsel

---No Disclosure Necessary---

ITEM 8.  FINANCIAL INFORMATION

The financial statements as required under Item No. 17 are attached hereto and found immediately following the text of this Registration Statement.  The audit reports of  Mazars LLP (formerly Moore’s Rowland LLP) for Fiscal Years Ended 2007, 2006 and 2005 are included herein immediately preceding the financial statements.

8.A.7.  Legal/Arbitration Proceedings

The Directors and the management of Seven Arts do not know of any material, active or pending, legal proceedings against them nor is Seven Arts involved as a plaintiff in any material proceeding or pending litigation, except as follows:

The Company, its subsidiary Seven Arts Filmed Entertainment Limited (“SAFE”) and SAP were the subject of an arbitration award of approximately $600,000 against them for legal fees relating to a dispute regarding a participation in the motion picture entitled 9 ½ Weeks II, even though the arbitration found no additional sums due to the complaining party, and potential loss of further distribution rights in this motion picture.  The Federal District Court has enforced this arbitration award and the Company is appealing that decision.  The Company believes it has several meritorious defenses to any enforcement of this award.

The Company, SAFE and SAP are plaintiffs in an action against Fireworks Entertainment and certain of its affiliates (“Fireworks”), as well as ContentFilm for copyright infringement relating to the following motion pictures: Rules of Engagement, Onegin, The Believer, Who is Cletis Tout and American Rhapsody.  The Company is the assignee of copyright interests in each of these motion pictures.  Fireworks and ContentFilm have repudiated any and all agreements with the Company’s predecessors regarding these motion pictures.   This action was stayed by the United States District Court in Los Angeles, California by reason of a prior action filed by CineVisions and its successor for breach of contract against Fireworks in the courts of Ontario, Canada.   CineVisions has sought to discontinue the Canadian contract action but that request was denied.  Management believes that whether based on copyright infringement or contract, Fireworks has substantial liability to the Company or its predecessors with respect to Fireworks’ conversion of the Company’s and its predecessors’ interest in the Fireworks Pictures which were all produced or acquired by the Company’s predecessors.  The Company records no value in its financial statements for its interests in the Fireworks Pictures, other than immaterial amounts of legal fees.

The Company has become aware of press reports that certain financiers of the motion picture “I’ll Sleep When I’m Dead” have filed suit against the Company, SAP, CineVisions (“CV”), Seven Arts Films Ltd. (“SAF”) and Peter Hoffman claiming the right to payment of a guarantee of $3,500,000 allegedly due from SAF and CV in a distribution agreement between SAF and CV and the producers of this motion picture entered into in 2002.  The Company, SAP, SAF, CV and Mr. Hoffman have not been served with any such lawsuit, and the Company is aware of no basis for any liability against the Company or its subsidiaries with respect to the distribution agreement.  The Company has been advised that CV and SAF have a defense to this alleged guarantee in that the distribution agreement provided specifically that a specific express condition precedent to all obligations of CV and SAF was timely delivery of this motion picture, which was not in fact delivered by the date specified in the distribution agreement.

The Directors and the management of Seven Arts know of no other active or pending proceedings against anyone that might materially adversely affect an interest of Seven Arts.  Too Easy Entertainment LLC has filed an action against SAP and others regarding indebtedness to Too Easy relating to the motion picture Asylum.  SAP believes it has substantial defenses to this action.  Neither Seven Arts nor its subsidiaries are defendants in this action although SAFE assumed this indebtedness to Too Easy when SAP acquired control of Seven Arts in September 2004 and the full amount of this indebtedness is reflected in Seven Art’s financial statements.  Management believes this action will have no effect on SAP’s interest in Seven Arts.

ITEM 9.  THE OFFER AND LISTING

9.A.  Ordinary Share Trading Information

The Company’s ordinary shares traded on the Alternative Investment Market in London England under the symbol “SVA” until February 16, 2007.  Seven Arts applied for listing on the AIM and began trading on the AIM on September 30, 2004.  The Company commenced trading on the PLUS Market in London, England in May, 2007.

Table No. 13 A and B lists the high, low and closing sales prices on the AIM for the last six months, last ten fiscal quarters, and last two fiscal years, and the high, low and closing prices on the PLUS Market for the months of May and June, 2007.

9.A.4  Price Information

Table No. 13 A

Alternative Investment Market

Ordinary Shares Trading Activity

-Sales-

Period	High	Low	Price at Period End

Month Ended 02/28/07	29.5p	28.5p	29.5p
Month Ended 03/21/07	35p	28.5p	28.5p
Month Ended 12/31/06	31.5p	30.5p	30.5p
Month Ended 11/30/06	45.5p	31p	31p
Month Ended 10/31/06	49.5p	25.5p	45.5p
Month Ended 9/30/06	41.5p	10p	33.5p

Fiscal Year Ended 3/31/2006	20p	12.5p	12.5p
Fiscal Year Ended 3/31/2005	35p	19p	19p
Fiscal Year Ended 3/31/2004	67.5p	17.5p	35p
Fiscal Year Ended 3/31/2003	Not Applicable	Not Applicable	Not Applicable
Fiscal Year Ended 3/31/2002	Not Applicable	Not Applicable	Not Applicable

Fiscal Quarter Ended 12/31/2006	49.5p	25.5p	30.5p
Fiscal Quarter Ended 09/30/2006	41.5p	9.5p	33.5p
Fiscal Quarter Ended 06/30/2006	12.5p	10p	10.5p
Fiscal Quarter Ended 03/31/2006	14.5p	12.5p	12.5p
Fiscal Quarter Ended 12/31/2005	18.5p	12.5p	13p
Fiscal Quarter Ended 09/30/2005	20p	18.5p	18.5p
Fiscal Quarter Ended 06/30/2005	20p	16.5p	20p
Fiscal Quarter Ended 03/31/2005	19.5p	19p	19p
Fiscal Quarter Ended 12/31/2004	26.5p	19.5p	19.5p
Fiscal Quarter Ended 09/30/2004	30p	26.5p	26.5p

Table No. 13 B

PLUS Market

Ordinary Shares Trading Activity

-Sales-

Period	High	Low	Price at Period End

Month Ended 05/31/07	29.5 p.	27.5 p.	29.5 p.
Month Ended 06/30/07	29.5 p.	29.5 p.	29.5 p.
Month Ended 7/31/07	29.5 p.	19.5 p.	20.5 p.
Month Ended 8/31/07	22.5 p.	20.5 p.	22.5 p.
Month Ended 9/30/07	24.5 p.	22.5 p.	24.5 p.
Fiscal Quarter Ended 6/30/07	29.5 p.	29.5 p.	29.5 p.
Fiscal Quarter Ended 9/30/07	24.5 p.	22.5 p.	24.5 p.

9.A.5.  Ordinary and Preferred Share Description

Registrar/Ordinary Shares Outstanding/Shareholders

The authorized capital of Seven Arts consists of 573,184,000 ordinary shares par value of  £0.05 each, 13,184,000 deferred shares of £0.45 each and 6,000,000 convertible redeemable preference shares of £1.00 each.  The Company is registering only 24,354,000 ordinary shares of the Company by this Form 20-F, including the ordinary shares now issued and an additional 5,500,000 ordinary shares which the Company expects to sell to Unique Fidelity Engineering.

Share Registers Limited, Craven House, West Street, Farnham Surrey GU9 7EN is the registrar and transfer agent for the ordinary shares.

Stock Options and Warrants

Refer to Item No.6.E and Table No. 11 for additional information.

9.A.6.  Rights of Securities.

No other class of securities materially qualifies the rights of holders of ordinary shares.

9.A.7.  Securities Other Than Common or Ordinary Shares.

The rights of the redeemable convertible preference shares are solely to convert into ordinary shares are as follows.  Langley has converted as of March 30, 2007, 1,250,000 of its convertible redeemable debentures into 5,000,000 ordinary shares, which are included in the ordinary shares outstanding as of March 30, 2007.  Langley’s remaining debentures (£1,750,000) and Armadillo’s 3,000,000 preferred shares are all convertible into ordinary shares on a 2-to-1 basis (i.e. two ordinary shares for each preferred share and two ordinary shares for each £ of debenture) unless the lowest ten-day trading price prior to conversion of the ordinary shares is less than £0.50 in which event the conversion ratio increases proportionally from 2-to-1 to 4-to-1, when such trading price is £0.25.  The agreements embodying the Langley debenture and Armadillo preferred shares are included as Exhibits 4 and 5 hereto.  The rights of the holders of the preference shares are set forth in the agreement included in Exhibit 5, hereto.

9.C.  Stock Exchanges Identified

The ordinary shares traded on the Alternative Investment Market in London, England until February 16, 2007 and are now listed on the PLUS Market in London, England since May, 2007.  The Company has sought and received approval from the National Association of Securities Dealers for listing of its ordinary shares on the OTC Bulletin Board, subject to the receipt of confirmation of the effectiveness of this Form 20-F by the Securities and Exchange Commission.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital.  As of 9/30/2007, there were 573,184,000 of ordinary shares, 13,184,000 deferred shares of £0.45 each and 6,000,000 convertible redeemable preference shares of £1.00 each authorized.

As of 3/31/2007, there were 21,684,000 ordinary shares £0.05 each issued and 3,000,000 convertible redeemable preference shares of £1.00 each issued.  As of 9/30/07, there were 24,354,000 ordinary shares of £0.05, 13,184,000 deferred shares of £0.45 each and 3,000,000 convertible redeemable preference shares of £1.00 each issued.

10.A.2.  Shares Not Representing Capital.

10.A.3.  Shares Held By Company.

---No Disclosure Necessary---

10.A.4.  Stock Options/Share Purchase Warrants

10.A.5.  Stock Options/Share Purchase Warrants

---Refer to Table No. 11

10.A.6.  History of Share Capital

Since September 2004, when control of the Company was acquired by Seven Arts Pictures Inc., the Company issued the following two convertible securities in September, 2004, referred to in Item 4 No. A.

August 2004         Issue of 3,000,000 Convertible Redeemable Preference Shares of £1.00 each to Armadillo

Investments PLC

September 2004    Issue of £3,000,000 of Convertible Redeemable Debt to Langley Park Investment Trust PLC

10.A.7.  Resolutions/Authorizations/Approvals

---No Disclosure Necessary---

10.B.   Articles of Association

Seven Arts was incorporated as Glasgow Park Investments PLC on 24 August 2001 under the English Company Act of 1985.  Pursuant to a resolution passed at a meeting of the shareholders of the Company that was held on 11 September 2001, the Company changed its name from Glasgow Park Investments PLC to The Cabouchon Collection PLC.  Pursuant to a resolution passed at a meeting of the shareholders of the Company that was held on 6 November 2003, the name f the Company was changed to Cabouchon PLC.  Pursuant to a resolution passed at a meeting of the shareholders of the Company that was held on 2 September 2004, the name of the Company was changed to Seven Arts Pictures PLC.

There are no restrictions on the business the Company may carry on in the Articles of Incorporation.

Under Article 124 of the Company’s Articles of Association, a director or senior officer must declare its interest in any existing or proposed contract or transaction with the Company and such director is not allowed to vote on any  transaction or contract with the Company in which has a disclosable interest, unless the interest arises in accordance with certain circumstances as set our in the Company’s Articles of Association.  A director may hold any office or place of profit with the Company in conjunction with the office of director, and no director shall be disqualified by his office from contracting with the Company. A director or his firm may act in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services. A director may become a director or other officer or employee of, or otherwise interested in, any corporation or firm in which the Company may be interested as a shareholder or otherwise. The director shall not be accountable to the Company for any remuneration or other benefits received by him.

Article 99 of the Company’s Articles addresses the duties of the directors. Directors must manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers which are not required to be exercised by the shareholders, or as governed by the Companies Act of 1985. Article 100 addresses Committees of the Board of Directors. Directors may, by resolution, create and appoint an executive committee consisting of the director or directors that they deem appropriate.

Directors may also by resolution appoint one or more committees other than the executive committee. These committees may be delegated any of the directors’ powers except the power to fill vacancies on the board of directors, the power to remove a director, the power to change the membership or fill vacancies on any committee of the directors, the power to appoint or remove officers appointed by the directors, and make any delegation subject to the conditions set out in the resolution or any subsequent directors’ resolution. The quorum necessary for the transaction of the business of the directors may be fixed by the directors and if not so fixed shall be two directors.

Article 104 details the borrowing powers of the Directors. They may, on behalf of the Company:

• Borrow money in a manner and amount, on any security, from the sources and on the terms and conditions that they consider appropriate, subject to the borrowing limits as set our in the Company’s Articles of Association;

• Issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

• Guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

• Mortgage, charge, whether by way of specific or floating charge, grant a security interest in or give other security on, on the whole or any part of the present or future assets and undertaking of the Company.

A director need not be a shareholder of the Company, and there are no age limit requirements pertaining to the retirement or non-retirement of directors. The directors are entitled to the remuneration for acting as directors, if any as the directors may from time to time determine. If the directors so decide, the remuneration of directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such who is also a director. The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company. If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

Article 161 of the Company’s Articles of Association provides for the mandatory indemnification of directors, senior officers, former directors, and alternate, as well as their respective heirs and personal or other legal representatives, or any other person, to the greatest extent permitted by the New Act. The indemnification includes the mandatory payment of expenses. The directors may cause the Company to purchase and maintain insurance for the benefit of eligible parties.

The rights, preferences and restrictions attaching to each class of the Company’s shares are as follows:

The authorized share structure consists of 573,184,000 ordinary shares par value of £0.05 each, 13,184,000 deferred shares of £0.45 each and 6,000,000 convertible redeemable preference shares of £1.00 each.  All the shares of ordinary stock of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of ordinary stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of ordinary stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of ordinary stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities and the satisfaction of preferred shareholders, if any.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Subject to the Companies Act of 1985, the Company may alter its authorized share structure by ordinary and/or special resolution. These ordinary and/or special resolutions may:

(1) create one or more classes or series of shares or, if none of the shares of a series of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(2) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the company is authorized to issue out of any class or series of shares for which no maximum is established;

(3) subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(4) if the Company is authorized to issue shares of a class or shares with par value;

(a) decrease the par value of those shares; or

(b) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(5) alter the identifying name of any of its shares; or

(6) otherwise alter its share or authorized share structure when required or permitted to do so.

The Company may by special resolution:

(1) create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(2) vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

An Annual General Meeting shall be held once every calendar year at such time (not being more than 15 months after holding the last preceding Annual Meeting) and place as may be determined by the Directors. The Directors may, as they see fit, to convene an extraordinary general meeting. An extraordinary general meeting, if requisitioned in accordance with the Companies Act of 1985, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in the Companies Act of 1985.

There are no limitations upon the rights to own securities.

There are no provisions that would have the effect of delaying, deferring, or preventing a change in control of the Company.

There is no special ownership threshold above which an ownership position must be disclosed.

10.C.  Material Contracts

The only material contracts are the Employment Agreement for the services of Peter Hoffman described in Item 6 No. 2C above, and the agreements embodying the redeemable convertible preference shares and debentures referred to in Item 4 No. A above.

10.D.  Exchange Controls

The United Kingdom has no system of exchange controls.  There are no United Kingdom restrictions on the repatriation of capital or earnings of an English public company to non-resident investors.  There are no laws in the United Kingdom or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of Seven Arts’ securities.

Restrictions on Share Ownership by UK citizens:  There are no limitations under the laws of English or in the organizing documents of Seven Arts on the right of foreigners to hold or vote securities of Seven Arts.

10.E.  Taxation

The following summary of the material United Kingdom income tax consequences are stated in general terms and are not intended to be advice to any particular shareholder. Each prospective investor is urged to consult his or her own tax advisor regarding the tax consequences of his or her purchase, ownership and disposition of ordinary shares. The tax consequences to any particular holder of ordinary shares will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances. This summary is applicable only to holders who are resident in the United States, have never been resident in United Kingdom, deals at arm’s length with the Company, hold their ordinary shares as capital property and who will not use or hold the ordinary shares in carrying on business in the United Kingdom.  Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in the united Kingdom and elsewhere.

Management urges each holder to consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

UNITED KINGDOM INCOME TAX CONSEQUENCES

Disposition of Ordinary Stock.

The summary below is restricted to the case of a holder (a “Holder”) of one or more ordinary shares (“Ordinary Shares”) who for the purposes of the United Kingdom inland revenue acts (“Tax Acts”) is a non-resident of the United Kingdom, holds his Ordinary Shares as capital property and deals at arm’s length with the Company.

Dividends

The UK does not require any tax to be withheld from the payment of dividends to holders of ordinary shares.

Disposition of Ordinary Shares

The UK does not impose any tax on investors disposing shares in a UK company, unless those investors are either UK tax resident or operate through a UK permanent establishment which holds the shares.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of material United States Federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of ordinary shares of the Company. This discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury Regulations, published Internal Revenue Service (“IRS) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possible on a retroactive basis, at any time.  In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of ordinary shares of the Company. Each holder and prospective holder of ordinary shares of the Company is advised to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of ordinary shares of the Company applicable to their own particular circumstances.

U.S. Holders

As used herein, a “U.S. Holder” includes a holder of ordinary shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold ordinary shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their ordinary shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own ordinary shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire ordinary shares.

Distribution on Ordinary Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to ordinary shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any U.K income tax withheld from such distributions.  Such U.K. tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal Income tax liability or, alternatively, individuals may be deducted in computing the U.S. Holder’s United States Federal taxable income by those individuals who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the ordinary shares and thereafter as gain from the sale or exchange of the ordinary shares. Dividend income will be taxed at marginal tax rates applicable to ordinary income while preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale of other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.

Dividends paid on the ordinary shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company.  The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current Treasury Regulations, dividends paid on the Company’s ordinary shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company’s ordinary shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

For individuals whose entire income from sources outside the United States consists of qualified passive income, the total amount of creditable foreign taxes paid or accrued during the taxable year does not exceed $300 ($600 in the case of a joint return) and an election is made under section 904(j), the limitation on credit does not apply.

A U.S. Holder who pays (or has withheld from distributions) U.K. income tax with respect to the ownership of ordinary shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his/her or its worldwide taxable income in the determination of the application of this limitation. The various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and management urges holders and prospective holders of ordinary shares of the Company to consult their own tax advisors regarding their individual circumstances.

Disposition of Ordinary Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of ordinary shares of the Company equal to the difference, if any, between (I) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the ordinary shares of the Company.  Preferential tax rates apply to long-term capital gains of U.S. Holders, which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the ordinary shares are capital assets in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders, which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted, but individuals may not carry back capital losses. For U.S. Holders, which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of ordinary shares of the Company.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% (50% after the first tax year) or more of the Company’s gross income for such year was derived from certain passive sources (e.g. from interest income received from its subsidiaries), the Company would be treated as a “foreign personal holding company.”  In that event, U.S. Holders that hold ordinary shares of the Company would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

The Company does not believe that it currently has the status of a “foreign personal holding company”. However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging ordinary shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Company’s income which is passive, or the percentage of the Company’s assets which is held for the purpose of producing passive income.

Certain United States income tax legislation contains rules governing PFICs, which can have significant tax effects on U.S. shareholders of foreign corporations.  These rules do not apply to non-U.S. shareholders.  Section 1297 (a) of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (I) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  The taxation of a US shareholder who owns stock in a PFIC is extremely complex and is therefore beyond the scope of this discussion.  Management urges US persons to consult with their own tax advisors with regards to the impact of these rules.

Controlled Foreign Corporation

A Controlled Foreign Corporation (CFC) is a foreign corporation more than 50% of whose stock by vote or value is, on any day in the corporation’s tax year, owned (directly or indirectly) by U.S. Shareholders. If more than 50% of the voting power of all classes of stock entitled to vote is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own actually or constructively 10% or more of the total combined voting power of all classes of stock of the Company could be treated as a “controlled foreign corporation” under Subpart F of the Code.  This classification would affect many complex results, one of which is the inclusion of certain income of a CFC, which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on its pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on its pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of ordinary shares of the Corporation which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company (accumulated in corporate tax years beginning after 1962, but only while the shares were held and while the Company was “controlled”) attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to the United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to the U.S. Holders that are less than 10% shareholders. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.

The amount of any backup withholding will not constitute additional tax and will be allowed as a credit against the U.S. Holder’s federal income tax liability.

Filing of Information Returns.  Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and management urges United States Investors to consult their own tax advisors concerning these requirements.

10.G.  Statement by Experts

The Company relied upon the financial statements audited by MRI Moores Rowland LLP, as experts in accounting, in the preparation of this document.  The Company’s financial statements are referred to throughout the registration statement, incorporated in Item 17, and attached immediately following the registration statement as exhibits.  MRI Moores Rowland LLP consented to the inclusion of the financial statements it audited.  MRI Moores Rowland LLP is a member of the Institute of Charted Accountants of England and Wales.  MRI Moores Rowland LLP’s address is: 3 Sheldon Square, Paddington, London W2 6PS United Kingdom.

10.H.  Document on Display

--  NA --

10.I.  Subsidiary Information

-- No disclosure required --

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company believes no disclosures regarding market risk are required because the Company owns no market risk sensitive investments.  The Company does enter into license agreements often denominated in dollars and its financial statements are calculated in British pounds sterling, which may result in variations in the value of dollar denominated license agreements.  See Table 4 for recent movements in the dollar/pound sterling exchange rate.  The Company adjusts its licensing requests to reflect currency exchange in the various foreign territories in which it licenses distribution rights.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.  Debt Securities            --- No Disclosure Necessary ---

12.B.  Warrants and Rights        --- No Disclosure Necessary ---

12.C.  Other Securities           --- No Disclosure Necessary ---

12.D.  American Depository Shares  -- No Disclosure Necessary ---

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

--- No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

          HOLDERS AND USE OF PROCEEDS

--- No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES

---Not Applicable---

ITEM 16.  RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

ITEM 16B. CODE OF ETHICS

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY SEVEN ARTS/AFFILIATED PURCHASERS

---Not Applicable---

PART III

ITEM 17.  FINANCIAL STATEMENTS

The financial statements as required under Item No. 17 are attached hereto and found immediately following the text of this Registration Statement.  The audit report of Mazars LLP, Independent Chartered Accountants, is included herein immediately preceding the audited financial statements.

ITEM 18.  FINANCIAL STATEMENTS

Seven Arts has elected to provide financial statements pursuant to Item No. 17.

ITEM 19.  EXHIBITS

1. Memorandum of Incorporation*
2. By-Laws and Board Memorandum (See Exhibit No. 1)*
3. Employment Agreement for Peter Hoffman*
4. Langley Debenture Agreement*
5. Armadillo Preferred Share Agreement*
6. $8,300,000 Loan Agreement*
7. $7,500,000 Loan Agreement*
8. Calculation of earnings per share*
9. Explanation of calculation of ratios -- (Included in exhibit No. 8)*
10. List of Subsidiaries (See Table 7 at Item 4 No.C. above)*
11. Unique Stock Purchase Agreement*

* Previously Filed

Seven Arts Pictures plc

Financial Statements

For the three years ended 31 March 2007

Company Registration No. 4276617

SEVEN ARTS PICTURES PLC

Financial statements for the year ended

For the three years ended 31 March 2007

Contents

Report of the Independent Registered Public Audit Firm

Consolidated profit and loss account

Consolidated statement of total recognized gains and losses

Balance sheets

Consolidated cash flow statement

Accounting policies

Notes to the financial statements (including reconciliations to US GAAP)

SEVEN ARTS PICTURES PLC

Report of the Independent Registered Public Accounting Firm

We have audited the accompanying consolidated balance sheets of Seven Arts Pictures plc as at the end of each of the three financial years ended 31 March 2007, and the related consolidated statements of income, cash flows, and statement of total recognized gains and losses for each of the three financial years ended 31 March 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

During the audit of the consolidated financial statements for each of the two years ended 31 March 2007, prior year adjustments were found to be necessary in respect of the years ended 31 March 2005 and 2006 respectively, as explained in note 22 to the consolidated financial statements. As a result of these adjustments, both the year ended 31 March 2005 and the year ended 31 March 2006 have been restated.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Seven Arts Pictures Plc as of 31 March 2005, 2006 and 2007, and the results of its operations and its cash flows for each of the three years ended 31 March 2007, in conformity with Generally Accepted Accounting Principles in the United Kingdom.

Generally Accepted Accounting Principles as adopted by the United Kingdom vary in certain significant respects from U.S. Generally Accepted Accounting Principles. Information relating to the nature and effect of such differences is presented in note 32 to the consolidated financial statements.

MazarsLLP	Date
Chartered Accountants
3 Sheldon Square
London W2 6PS

SEVEN ARTS PICTURES PLC

Consolidated profit and loss account

For the three years ended 31 March 2007

	Note	2007	2006	2005
		£	As restated £	As restated £
Turnover	2
Continuing operations		5,879,289	7,591,367	2,175,440
Discontinued activities		—	—	100,430
		5,879,289	7,591,367	2,275,870
Cost of sales
Continuing operations:
- Cost of sales		(1,052,211)	(4,090,764)	(199,200)
- Amortization of intangible assets		(1,711,509)	(1,964,647)	(5,156,547)
Discontinued activities		—	—	(75,827)
		(2,763,720)	(6,055,411)	(5,431,574)
Gross profit/(loss)		3,115,569	1,535,956	(3,155,704)

Other operating expenses	3
Continuing operations		(1,218,531)	(989,375)	(1,801,641)
Discontinued activities		—	—	(86,112)
		(1,218,531)	(989,375)	(1,887,753)
Operating profit/(loss)
Continuing operations		1,897,038	546,581	(4,981,948)
Discontinued activities		—	—	(61,509)
		1,897,038	546,581	(5,043,457)

Profit on disposal of subsidiaries	12	—	—	109,541
Loss on sale of investments		—	—	(3,195,635)
Net interest payable	4	(354,164)	(73,927)	(92,169)
Profit/(loss) on ordinary activities before taxation	5	1,542,874	472,654	(8,221,720)

Taxation	8	(575,744)	(355,842)	681,586

Retained profit/(loss) for the year	22	967,130	116,812	(7,540,134)

Earnings/(loss) per share in pence	9	7.18	0.89	(84.11)
Diluted earnings/(loss) per share in pence	9	2.59	0.31	(84.11)

Continuing operations
Earnings/(loss) per share in pence	9	7.18	0.89	(84.64)
Diluted earnings/(loss) per share in pence	9	2.59	0.31	(84.64)

Discontinued activities
Earnings/(loss) per share in pence	9	—	—	0.53
Diluted earnings/(loss) per share in pence	9	—	—	0.23

SEVEN ARTS PICTURES PLC

Consolidated statement of total recognized gains and losses

For the three years ended 31 March 2007

	2007	2006	2005
	£	As restated £	As restated £
Profit/(loss) for the year	967,130	116,812	(7,540,134)

Exchange differences on translation of foreign operations	(224,498)	(34,958)	(230,249)

Total recognized gains and losses relating to the year	742,632	151,770	(7,770,389)

Prior year adjustment	(503,301)	—	—

Total gains and losses recognized since last financial statements	239,331	151,770	(7,770,389)

SEVEN ARTS PICTURES PLC

Balance sheets

As at 31 March 2005, 2006 and 2007

		Group			Company
	Notes	2007	2006	2005	2007	2006	2005
			As restated	As restated		As restated	As restated
		£	£	£	£	£	£
Fixed assets
Intangible assets	10	11,668,310	7,952,513	6,626,115	—	—	—
Tangible assets	11	15,554	17,076	15,584	—	—	—
Investments	12	800,000	800,000	800,000	5,600,000	5,600,000	5,600,000
		12,483,864	8,769,589	7,441,699	5,600,000	5,600,000	5,600,000
Current assets
Debtors: amounts falling due within one year	13	6,023,646	6,348,414	1,827,017	—	5,934	7,756
Debtors: amounts falling due after more than one year	13	663,626	581,591	244,938	1,537,346	688,385	812,105
Cash at bank and in hand		4,748	696,906	30,377	878	43,816	27,731
		6,692,020	7,626,911	2,102332	1,538,224	738,135	847,592
Creditors: amounts falling due within one year	14	(8,312,453)	(6,277,618)	(4,606,099)	(79,645)	(65,927)	(31,595)

Net current assets/(liabilities)		(1,620,433)	1,349,293	(2,503,767)	1,458,579	672,208	815,997

Total assets less current liabilities		10,863,431	10,118,882	4,937,932	7,058,579	6,272,208	6,415,997

Creditors: amounts falling due after more than one year	15	(6,307,585)	(7,278,333)	(2,249,153)	—	—	—
		4,555,846	2,840,549	2,688,779	7,058,579	6,272,208	6,415,997
Capital and reserves
Called up share capital	18	10,017,000	9,592,000	9,592,000	10,017,000	9,592,000	9,592,000
Share premium account	20	1,838,186	65,818	65,818	1,838,186	65,818	65,818
Share-based payments reserve		25,297	—	—	843	—	—
Convertible debt	21	1,750,000	3,000,000	3,000,000	1,750,000	3,000,000	3,000,000
Profit and loss account	22	(9,074,637)	(9,817,269)	(9,969,039)	(6,547,450)	(6,385,610)	(6,241,821)

Shareholders’ funds	23	4,555,846	2,840,549	2,688,779	7,058,579	6,272,208	6,415,997

Equity		(194,154)	(3,159,451)	(3,311,221)	2,308,579	272,208	415,997
Non-equity		4,750,000	6,000,000	6,000,000	4,750,,000	6,000,000	6,000,000
		4,555,846	2,840,549	2,688,779	7,058,579	6,272,208	6,415,997

These financial statements were approved by the board on 10 September 2007.

Director

SEVEN ARTS PICTURES PLC

Consolidated cash flow statement

For the three years ended 31 March 2007

	Notes	2007	2006	2005
		£	As restated £	As restated £
Cash flow from operating activities	24a	2,322,979	743,514	1,502,788

Returns on investments and servicing of finance	24b	(1,412,885)	(73,927)	(92,169)

Capital expenditure and financial investment	24b	(5,781,206)	(2,705,105)	(1,342,307)

Acquisitions and disposals	24b	—	—	1,722,734

Cash (outflow)/inflow before financing		(4,871,112)	(2,035,518)	1,791,046

Financing	24b	4,178,954	2,702,047	(1,752,180)

Increase in cash in the year		(692,158)	666,529	38,866

Reconciliation of net cash flow to movement in net debt
		2007	2006	2005
		£	As restated £	As restated £
Increase in cash in the year		(692,158)	666,529	38,866

New loan funding		(4,871,161)	(4,828,202)	—

Loan repayments		692,207	2,126,155	(1,522,310)

Non-cash changes	24d	3,260,481	(279,241)	(7,590,599)

Movement in net debt in year		(1,610,631)	(2,314,759)	(9,074,043)

Net debt at 1 April	24c	(8,673,001)	(6,358,242)	(284,199)

Net debt at 31 March	24c	(10,283,632)	(8,673,001)	(9,358,242)

SEVEN ARTS PICTURES PLC

Notes to the financial statements

For the three years ended 31 March 2007

Basis of accounting

The financial statements have been prepared under the historical cost convention, in accordance with applicable accounting standards in the United Kingdom, and on the going concern basis. Due to the financial position of this company, the validity of this basis is conditional upon the continued support of the company’s majority shareholder.

The directors of the company have received assurances from the majority shareholder that it will continue to support the company and its subsidiary undertaking to enable them to meet their liabilities as they fall due for at least the next twelve months from the date of approval of these accounts. The majority shareholder is however not bound by these assurances.

Should the company be unable to continue trading as a result of the withdrawal of support of the majority shareholder, adjustments would have to be made to reduce the value of assets to their recoverable amount, to provide for any further liabilities which might arise, and to reclassify fixed assets and long term liabilities as current assets and liabilities.

Basis of consolidation

The group financial statements consolidate the financial statements of Seven Arts Pictures plc and its subsidiary undertakings. The results of subsidiaries acquired and sold are included in the profit and loss account from or up to the date control passes on the acquisition basis. Intra group sales and profits are eliminated on consolidation.

No individual company profit and loss account is presented in accordance with the exemptions provided by S230 of the Companies Act 1985.  The individual company profit and loss account is consolidated into the group’s consolidated financial statements.

Financial information presented under the heading of Group shows the consolidated figures of Seven Arts Pictures plc and its subsidiary undertakings. Financial information presented under the heading of Company shows unconsolidated information representing Seven Arts Pictures plc, with its ownership of other entities accounted for as investments using the appropriate accounting policy under UK GAAP.

Share based payments

The fair value of the employee services received in exchange for the grant of options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options determined at the grant date, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. This estimate is revised at each balance sheet date and the difference is charged or credited to the profit and loss account. Proceeds received on exercise of options, not of any directly attributable transaction costs are credited to equity.

Turnover

Turnover represents the invoiced value, net of Value Added Tax, of goods sold and services provided to customers.

Licence fee revenue is recognized as and when the film in question is delivered to the respective territories. However, where an advance is paid upon the signing of an agreement for a completed film, and this is non-refundable, the advance is recognized upon the signing of the agreement.

Revenue that equates to a share of gross receipts of films is recognized as income as and when the group is notified of the amounts that are due to them.

Goodwill

Purchased goodwill is capitalised in the year in which it arises.

In the opinion of the directors, the useful economic life of the purchased goodwill, which relates to a film library that was purchased, exceeds 20 years and cannot be specifically defined to be a set length of time.  This is based on experience of how film revenues are earned and the knowledge that films often continue to earn revenue for a period of time that far exceeds 20 years.  Therefore, goodwill is not amortised and is, instead, subject to an annual impairment review.

This accounting policy represents a departure from the requirements of Companies Act 1985, which requires goodwill to be amortised over a finite period, but the directors believe this departure is justified as being required for the over-riding purpose of providing a true and fair view.

Intangible film assets

Films produced for exploitation or distribution are stated in the balance sheet at cost less amortization and impairment to date. Amortization is charged to write down the cost of such assets over their useful lives.

Tangible fixed assets

Tangible fixed assets are stated at historical cost. Depreciation is provided on all tangible fixed assets at rates calculated to write each asset down to its estimated residual value evenly over its expected useful life, as follows:-

Fixtures, fittings and equipment                        — straight line over 4 years

Fixed asset investments

Fixed asset investments are stated at cost, less provision for diminution in value.

Deferred taxation

Deferred tax is provided in respect of the tax effect of all timing differences that have originated but not reversed at the balance sheet date.

A deferred tax asset is regarded as recoverable and therefore recognized only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on a non-discounted basis at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Foreign currency translation

Monetary assets and liabilities of the company that are denominated in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction.  All differences are taken to the profit and loss account.

The subsidiary undertaking’s functional currency is primarily the US dollar and therefore it chooses to maintain all its accounting records in the US dollar. However, since the reporting currency of the group is sterling, the subsidiary undertaking’s financial statements have been translated into sterling. The closing rate method has been used to translate the subsidiary undertaking’s financial statements.  This results in any non-monetary assets and liabilities being recorded at their historical cost expressed in sterling, whilst monetary assets and liabilities are stated at the closing exchange rate.  All profit and loss items have been translated into sterling using the weighted average exchange rates.  Differences on translation are taken directly to reserves.

Where the subsidiary undertaking has undertaken transactions in a currency other than the US dollar, these have been recorded in the accounting records at the rate ruling at the date of the transaction. All such differences on translation are taken to the profit and loss account.

Interest capitalised

Directly attributable interest is capitalised as part of intangible fixed assets and is based on interest charged as a result of obtaining bank and other borrowings to finance these assets.

Financial instruments

When appropriate, the group uses financial instruments to manage exposure to fluctuations in interest rates.

Financial assets are recognized in the balance sheet at the lower of cost and net realisable value. Provision is made for diminution in value when appropriate. Interest receivable is accrued and credited to the profit and loss account in the period to which it relates.

Financial liabilities that represent bank and other production loans are, upon issue, recognized in the balance sheet at the amount of net proceeds. The finance costs of the debt are charged to the profit and loss account at a constant rate on the carrying amount.

Prior year adjustment

A prior year adjustment has been found to be necessary in respect of the year ended 31st March 2006 to correct the following fundamental errors that existed:

Revenue of £1,424,112 and related cost of sales of £920,811 associated with three films has been derecognised. since they had been recognised in error. The net effect of this has been to reduce gross profits for the year ended 31st March 2006 by £503,301.

The overall effect of this prior year adjustment has been to reduce the retained profit for the year ended 31st March 2006 by £503,301 and to reduce the shareholders’ funds by £503,301.

The prior year adjustment resulting in a reduction in profits by £3,103,084 that was found to be necessary at 31 March 2005 was to correct the following fundamental errors that existed:

1.              An impairment of goodwill by £1,485,893 that came to light as a result of a valuation of the film library that was completed after the period ended 31 March 2005 accounts were approved.

2.              Further amortization of intangible film assets by £2,595,347.

3.              The reversal of the corporation tax liability of £296,570 that had been provided for in respect of the period ended 31 March 2005.

4.              The recognition of a deferred tax asset  of £681,586 in respect of the tax losses that were carried forward at 31 march 2006 since, when the year ended 31 March 2006 accounts were approved, it was considered likely that the tax losses would be used in future years. As discussed above, it has since been ascertained that this assessment was not valid.

Following the identification of these required adjustments, the Group have employed a full-time, UK-based Finance Director with industry specific accounting knowledge, as well as a full-time UK-based bookkeeper, as well as implementing appropriate controls and procedures.

1.                 Basis of preparation

These financial statements have been prepared on the going concern basis.

2.                 Turnover and loss on ordinary activities before taxation

Sales were made within the following geographical markets:

	2007	As restated 2006	As restated 2005
	£	£	£
Continuing operations:

Europe	3,372,197	2,249,769	757,041
North America	1,134,054	1,821,061	546,122
South America	235,106	314,446	70,121
Africa and Middle East	865,668	224,098	27,476
Asia	118,152	1,597,596	774,680
Australia	154,112	1,384,397	—
	5,879,289	7,591,367	2,175,440
Discontinued activities:

United Kingdom	—	—	100,430
	5,879,289	7,591,367	2,275,870

The profit before taxation relates to the above geographical markets in the same proportion as does turnover.

All of the turnover and profit/(loss) on ordinary activities from continuing operations has arisen from film exploitation and distribution.

All of the net assets of the group are based in the United States of America.

3.                 Other operating expenses (net)

	2007	As restated 2006	As restated 2005
	£	£	£
Administration expenses	1,218,531	989,375	1,887,753

4. Net interest payable

	2007	As restated 2006	As restated 2005
	£	£	£
Loan interest payable	388,021	75,249	92,759
Bank interest receivable	(33,857)	(1,322)	(590)
Net interest payable	354,164	73,927	92,169

5.                 Profit/(loss) on ordinary activities before taxation

	2007	As restated 2006	As restated 2005
	£	£	£
Profit/(loss) on ordinary activities before taxation is stated after charging/(crediting):

Depreciation of tangible fixed assets	6,488	6,054	5,234
Amortization of intangible fixed assets	1,711,509	1,964,647	5,156,547
Profit on disposal of subsidiary undertakings	—	—	109,541
Provision for diminution in value of unlisted investments	—	—	800,000
Finance costs incurred on bank and other production loans	388,021	75,249	92,579
Auditors’ remuneration for audit services	65,000	45,000	20,000
Auditors’ remuneration for non-audit services — taxation services	7,000	5,000	16,250
Auditors’ remuneration for non-audit services — corporate finance services	10,000
(Profit)/loss on foreign exchange transactions	(28,330)	(71,843)	58,130
Exceptional item — profit on the settlement of the Apollo loan	(912,715)	—	—
Exceptional item — loans written back as no longer payable	(1,282,522)	—	—

The first exceptional item relates to the fact that Seven Arts Pictures Inc took over the liability of a loan made by Apollo Media to Seven Arts Filmed Entertainment Limited. More information regarding this issue is given in note 24.

The second exceptional item relates to equity investments made in two films, Stander and Pool Hall Prophets, which are  now no longer considered to be payable since the films will not generate enough cash for Seven Arts Filmed Entertainment Limited to have any liability to the parties who made these investments.

6.                 Employees

	2007	2006	2005
	No.	No.	No.
The average monthly number of persons (including executive directors) employed by the group during the period was:

Office and management	10	6	8

Staff costs for the above persons:

Wages and salaries	387,780	390,780	283,278
Social security costs	3,315	5,104	1,480
	391,095	395,884	284,758

7.                 Directors’ remuneration

	2007	As restated 2006	As restated 2005
	£	£	£
Emoluments	281,404	306,714	233,192

	281,404	306,714	233,192
Emoluments disclosed above include the following amounts paid to the highest paid director:
Emoluments	262,274	291,133	221,211

8.      Taxation

	2007	As restated 2006	As restated 2005
	£	£	£
Current tax charge	250,000	—	—
Deferred tax charge/(credit)	325,744	355,842	(681,586)
	575,744	355,842	(681,586)

Factors affecting tax charge for the year:

Profit/(loss) on ordinary activities before taxation	1,542,874	472,654	(8,221,720)

Profit/(loss) on ordinary activities before tax multiplied by the standard rate of UK corporation tax of 30% (2005: 30%)	470,198	141,796	(2,466,516)
Effects of:
Non deductible expenses	20,498	20,664	1,200,573
Depreciation and amortization	515,398	1,816	556,592
Capital allowances	(482,953)	(2,165)	(903)
Tax losses carried forward	—	43,136	710,254
Tax losses utilised	(265,805)	(204,851)	—
Effect of 0% band	—	(396)	—
Current tax charge	250,000	—	—

The company has losses of approximately £239,000 (2006: £239,000,  2005: £96,000) to carry forward against future profits.

The company has capital losses of approximately £3,434,000 (2006: £3,434,000, 2005: £3,434,000) to carry forward against capital profits.

A deferred tax asset has not been recognized in respect of the timing losses relating to these losses of the company, only those of the subsidiary undertaking, as there is insufficient evidence that the asset will be able to be recovered. The amount of the asset not recognized is approximately £1,102,000 (2006: £1,102,000, 2005: £1,059,000). This asset would only be able to be recovered is the company itself were to make sufficient profits

9.                 Earnings/(loss) per share

The basic and diluted earnings per share figures are calculated using the following profit/(loss) for the year:

	2007	As restated 2006	As restated 2005
	£	£	£

Profit/(loss) from continuing operations	967,130	116,812	(7,588,166)
Profit from discontinued activities	—	—	48,032
Group profit/(loss)	967,130	116,812	(7,540,134)

The basic earnings/(loss) per ordinary share are calculated based on the weighted average number of shares in issue of 13,474,411 (2006: 13,184,000, 2005: 8,964,822). The weighted average number of shares in issue is calculated by time-apportioning the shares in issue during the year.

The diluted earnings per ordinary share are calculated based on the weighted average number of shares in issue plus the weighted average number of potential ordinary shares, which amounted to 37,270,575 (2006: 37,184,000, 2005: 21,194,959):

	2007	As restated 2006	As restated 2005
	No.	No.	No.

Weighted average number of ordinary shares for the purposes of basic earnings per share	13,474,411	13,184,000	8,964,822
Effect of dilutive potential ordinary shares:
— convertible preference shares	12,000,000	12,000,000	6,936,822
— convertible debt	11,767,671	12,000,000	5,293,151
— share options	28,493	—	—
Weighted average number of ordinary shares for the purposes of diluted earnings per share	37,270,575	37,184,000	21,194,959

2,670,000 ordinary shares have been issued post year end, which would act to increase both the weighted averaged number of shares and the weighted average number of potential ordinary shares had they been issued during the current year.

10.    Intangible fixed assets

Group	Goodwill	Film assets	Total
	£	£	£
Cost
1 April 2005 (as restated)	4,606,001	7,176,661	11,782,662
Exchange differences	411,581	641,290	1,052,871
Additions	—	2,698,951	2,698,951

1 April 2006 (as restated)	5,017,582	10,516,902	15,534,484
Exchange differences	(580,193)	(1,216,085)	(1,796,278)
Additions	—	6,298,874	6,298,874

31 March 2007	4,437,389	15,599,691	20,037,080

Amortization
1 April 2005 (as restated)	1,850,072	3,306,475	5,156,547
Exchange differences	165,318	295,459	460,777
Charge for the year	—	1,964,647	1,964,647

1 April 2006 (as restated)	2,015,390	5,566,581	7,581,971
Exchange differences	(233,043)	(691,667)	(924,710)
Charge for the year	—	1,711,509	1,711,509

31 March 2007	1,782,347	6,586,423	8,368,770

Net book value
31 March 2007	2,655,042	9,013,268	11,668,310
31 March 2006 (as restated)	3,002,192	4,950,321	7,952,513
31 March 2005 (as restated)	2,755,929	3,870,186	6,626,115

Included within the cost of film assets is an amount of £770,082 (2006: £245,473, 2005 £293,839) relating to capitalised finance costs incurred as a result of obtaining bank and other production loans (notes 15 and 16).

A break down of delivered and undelivered film costs at each year end is shown below:

Film assets	Delivered	Undelivered	Total
	£	£	£
Cost
1 April 2005 (as restated)	6,451,838	724,823	7,176,661
Exchange differences	576,521	64,769	641,290
Additions	2,570,111	128,840	2,698,951

1 April 2006 (as restated)	9,598,470	918,432	10,516,902
Exchange differences	(1,109,885)	(106,200)	(1,216,085)
Additions	5,391,358	907,516	6,298,874

31 March 2007	13,879,943	1,719,748	15,599,691

11.          Tangible fixed assets

Group	Fixtures, fittings and equipment
£
Cost
1 April 2005	20,818
Exchange differences	1,860
Additions	6,154

1 April 2006	28,832
Exchange differences	(3,334)
Additions	6,941

31 March 2007	32,439

Depreciation
1 April 2005	5,234
Exchange differences	468
Charge for the year	6,054

1 April 2006	11,756
Exchange differences	(1,359)
Charge for the year	6,488

31 March 2007	16,885

Net book value
31 March 2007	15,554

31 March 2006	17,076

31 March 2005	15,584

12.          Fixed assets investments

Group	Unlisted investments
£
Cost
At 1 April 2005 and 31 March 2006 and 2007	1,600,000

Provision for diminution in value
At 1 April 2005 and 31 March 2006 and 2007	(800,000)

Net book value
31 March 2005, 2006 and 2007	800,000

Company	Shares in subsidiary undertaking	Unlisted investments	Total
	£	£	£
Cost
At 1 April 2005 and 31 March 2006 and 2007	4,800,000	1,600,000	6,400,000

Provision for diminution in value
At 1 April 2005 and 31 March 2006 and 2007	—	(800,000)	(800,000)

Net book value
31 March 2007	4,800,000	800,000	5,600,000

31 March 2006	4,800,000	800,000	5,600,000

31 March 2005	4,800,000	800,000	5,600,000

The company’s principal subsidiary undertakings, all of which have been consolidated within these financial statements from the date of their acquisition, are as follows:

		Interest in ordinary
		share capital at
Name of undertaking	Principal activity and date of acquisition	31 March 2007

Seven Arts Filmed Entertainment Limited	Production and licensing of motion pictures	100%

Purchase of subsidiaries

During the year ended 31 March 2005, the company acquired the entire issued share capital of Seven Arts Filmed Entertainment Limited. An analysis of the acquisition is provided below:

	Book Value	Fair Value adjustments	Fair Value
	£	£	£

Net book value of fixed assets	26,680	(5,462)	20,818
Intangibles (as restated)	9,728,912	(3,375,149)	6,353,763
Debtors	1,230.369	530,581	1,760,950
Creditors	(7,403,575)	(537,957)	(7,941,532)

Net assets acquired	3,581,986	(3,387,987)	193,999

Goodwill (as restated)			4,606,001

			4,800,000

Satisfied by:
Issue of new ordinary shares			4,800,000

     Purchase of subsidiaries

During the year ended 31 March 2005, the group discontinued its costume jewellery selling operation at the time of the disposal of its subsidiaries, Cabouchon International Limited, The Cabouchon Collection plc and the Costume Jewellery Co. Limited.

Cabouchon International Limited

£

Cash proceeds	—

Net liabilities disposed of:
Fixed asset investments	20,771
Stock	10,000
Cash	166
Creditors	(1,047,259)

(1,016,322)
Add: inter company balance eliminated on disposal	905,918

Profit on disposal	(110,404)

The Cabouchon Collection plc

The company had no assets on the date of the disposal or as at the beginning of the year ended 31 March 2005.

The Costume Jewellery Co. Limited

£
Net liabilities disposed of:
Cash	874
Creditors	(24,697)

(23,823)
Add: inter company balance eliminated on disposal	24,686

Loss on disposal	863

13.          Debtors

Amounts falling due within one year:	Group 2007	Group 2006	Group 2005	Company 2007	Company 2006	Company 2005
	£	As restated £	As restated £	£	£	£
Trade debtors	5,286,458	5,407,165	1,137,675	—	—
Other debtors	—	261,325	5,673	—	3,851	5,673
Prepayments and accrued income	737,188	354,180	2,083	—	2,083	2,083
Deferred tax asset (see note 17)	—	325,744	681,586	—	—	—

	6,023,646	6,348,414	1,827,017	—	5,934	7,756

Amounts falling due after more than one year:	Group 2007	Group 2006	Group 2005	Company 2007	Company 2006	Company 2005
	£	£	As restated £	£	£	£
Amounts due from parent undertaking	663,626	581,591	244,938	659,847	—	—
Amounts due from subsidiary undertakings	—	—	—	877,749	688,385	812,105
	663,626	581,591	244,938	1,537,346	688,385	812,105

14.   Creditors: amounts falling due within one year

	Group 2007	Group 2006	Group 2005	Company 2007	Company 2006	Company 2005
	£	As restated £	As restated £	£	£	£
Bank and other production loans	3,989,795	2,091,574	4,139,466	—	—	—
Trade creditors	3,483,966	3,897,284	377,333	42,530	35,649	18,295
Other taxation and social security	11,741	1,721	—	1,296	1,721	—
Corporation tax	250,000	—	—	—	—	—
Other creditors	1,069	1,657	—	1,069	1,657	—
Accruals and deferred income	575,882	285,382	89,300	34,750	26,900	13,300

	8,312,453	6,277,618	4,606,099	79,645	65,927	31,595

Bank and other production loans are secured on certain rights pertaining to the assets to which the loans relate.

A loan of £4,390,359 (2006: £4,424,651) from Seven Arts Future Flows LLC (SAFF), a subsidiary of Seven Arts Pictures Inc, has been secured by a pledge of the company’s copyright or distribution rights in certain designated pictures for the period of the loan. SAFF, in turn, has secured a loan from Arrowhead Target Fund Limited by pledging on the company’s copyright or distribution rights over these designated pictures.

A further loan of £3,823,799 was borrowed from Cheyne Speciality Finance Fund LLP. This loan is repayable by 31st December 2007. The loan is secured on all the income from the two films delivered by Seven Arts Film Entertainment Ltd on 31st March 2007, being Deal and Noise, Pool Hall Prophets and further first priority security  provided over the following assets and property:

•                  right, title and interest in distribution fees in connection with the films Boo, Broken and Mirror Wars

•                  the Company’s film library subject and subordinate to the existing lien thereon in favour of Arrowhead Target

•                  all of the Company’s right, title and interest in and to any film, scenario or screenplay upon which a film is based

•                  8,100,000 shares in the Company owned by Seven Arts Pictures Inc

Cheyne Speciality Finance Fund LLP have notified the Company of their belief that this indebtedness is past due. However, the Directors have had oral confirmation from the lender of an extension for this indebtedness to December 23, 2007.

15.   Creditors: amounts falling due after more than one year

	Group 2007	Group 2006	Group 2005	Company 2007	Company 2006	Company 2005
	£	£	£	£	£	£
Bank and other production loans	6,307,585	7,278,333	2,249,153	—	—	—

Loan maturity analysis

In more than 2 years, but not more than 5 years	6,307,585	7,278,333	2,249,153	—	—	—

16.   Derivatives and other financial instruments

Financial instruments

The group’s financial instruments comprise cash balances, items such as trade debtors and trade creditors that arise directly from its operations and convertible loan notes. Financial instruments such as investments in, and advances to, subsidiary undertakings and short-term debtors and creditors have been excluded from these disclosures.

The main risks arising from the group’s financial instruments are foreign currency risk and interest rate/liquidity risk.

Foreign currency risk

The group receives income from overseas, normally in US Dollars, and also maintains the major part of its cash in US Dollars. The group’s exposure to exchange rate fluctuations is currently low and as therefore there is no policy to hedge against this risk.

Interest rate/liquidity risk

The group currently funds its operations from funds raised from the Alternative Investment Market, as well using as cash retained from its operations and loans that are repayable as and when specific films generate revenue, and as such the directors regard the liquidity risk as low. The convertible loan stock bears no interest.

The total financial liabilities (being bank and other production loans) were £9,369,907 (2006: £9,369,907) and their fair value was the same as the carrying value. These amounts were all designated in US Dollars.

17.   Derivatives and other financial instruments (continued)

The analysis of financial liabilities is, as follows:

	2007	2006	2005
	£	£	£
Fixed rate	8,227,202	4,514,542	1,994,549
Floating rate	—	877,505	1,269,070
Interest free	2,061,178	3,977,860	3,125,000

	10,288,380	9,369,907	6,388,619

The fixed rate financial liabilities have fixed interest rates for the entire term of each loan. The weighted average interest rate of these fixed rate liabilities is 16.4% (2006: 15%, 2005: 18%).

The benchmark rate used for determining the interest payments on the floating rate financial liabilities is LIBOR.

18.   Share capital

Authorised	2007	2006	2005
	£	£	£
6,000,000 £1 convertible, redeemable preference shares	6,000,000	6,000,000	6,000,000
513,184,000 (2006 and 2005: 25,184,000) ordinary shares of £0.05 (2006 and 2005: £0.5) each	25,659,200	12,592,000	12,592,000

13,184,000 (2006 and 2005: nil) deferred shares of £0.45 each	5,932,800	—	—
	37,592,000	18,592,000	18,592,000

Allotted, called up and fully paid	2007	2006	2005
	£	£	£
3,000,000 £1 convertible, redeemable preference shares	3,000,000	3,000,000	3,000,000
21,684,000 (2006 and 2005: 13,184,000) ordinary shares of £0.05 (2006 and 2005: £0.5) each	1,084,200	6,592,000	6,592,000

13,184,000 (2006 and 2005: nil) deferred shares of £0.45 each	5,932,800	—	—
At 31 March 2007	10,017,000	9,592,000	9,592,000

                           3,500,000 of the ordinary shares of £0.05 each in issue at 31 March 2007 were not paid up.

The terms attached to the convertible redeemable preference shares are:

•                  The holders are not entitled to any dividends;

•                  Holders are entitled to a share in the distribution of the assets on winding up in preference to holders of the  ordinary shares;

•                  Holders are entitled to convert each preference share into ordinary shares on a basis given in the subscription agreement; and

•                  Holders may only redeem their shareholding if the company is found to be in default of certain events, as defined in the subscription agreement.

The terms attached to the deferred shares are:

•                  The holders of the Deferred Shares shall not have the right to receive notice of any general meeting of the Company nor the right to attend, speak or vote at any such general meeting.

•                  The holders are not entitled to receive any dividend or other distribution.

•                  On a return of capital on a winding-up, each holder of a Deferred Share shall be entitled to receive a

•                  sum equal to the nominal capital paid up or credited as paid up thereon but only after the holders of Ordinary Shares have received the aggregate amount paid up thereon plus £l million per Ordinary Share and

•                  The holders of the Deferred Shares shall not be entitled to any further participation in the assets or profits of the Company;

•                  The Company shall have irrevocable authority to appoint any person to execute on behalf of the holders of the Deferred Shares a transfer/cancellation of the Deferred Shares and/or an agreement to transfer/cancel the same, without making any payment to the holders of the Deferred Shares to such person or persons as the Companv may determine as custodian thereof and pending such transfer and/or cancellation and/or purchase, to retain the certificate for such shares.

•                  The company may, at its option and subject to compliance with the provisions of the Companies Acts at any time purchase all or any of the Deferred Shares then in issue, at a price not exceeding one penny for all the Deferred Shares so purchased or may cancel such shares by way of reduction of capital for no consideration;

•                  The Company shall not be required to issue any certificates or other documents of title in respect of the Deferred Shares; and

•                  The Deferred Shares may at any time be cancelled for no consideration by means of a reduction of capital effected in accordance with the Companies Act without sanction on the part of the holders of the Deferred Shares.”

On 14 November 2006, the authorised share capital of the Company was increased to £37,592,000 by the creation of  38,000,000 new ordinary shares of £0.50.

On 14 November 2006, the 3,000,000 unissued convertible redeemable preference shares of £1 each were redesignated as 6,000,000 ordinary shares of £0.50 each.

On 15  November 2006, each of the 13,184,000 issued ordinary shares of £0.50 each were divided into one new ordinary share of £0.05 and one deferred share of £0.45.

On 15 March 2007, £1,250,000 of the convertible debt was converted into 5,000,000 ordinary shares of £0.05 each.

On 27 March 2007, 3,500,000 ordinary shares of £0.05 each were issued to Seven Arts Picturs Inc for consideration of $1,800,000. This consideration was unpaid as at 31 March 2007.

19.   Share based payments

On 7 February 2007 the Company issued 200,000 share options from its Unapproved Share Option Scheme. These options were granted to four directors. They may be exercised from 7 February 2007 and they expire on the fifth anniversary of the date of issue. The options have an exercise price of 29.5p.

Management has estimated the fair value of these options once vested to be 12.65p per option. The value of these options was determined using the Black-Scholes pricing model with assumptions of the risk-free rate of 5%, dividend yield of    0%, stock value at time of granting of 29.5p and volatility of 40%. A charge of £843 was recorded in the consolidated income statement for the year ended 31 March 2007.

20.   Share premium

	2007	2006	2005
	£	£	£
At 1 April	65,818	65,818	65,818
Conversion of 1,250,000 loan stock to 5,000,000 ordinary shares	1,000,000	—	—
Issue of 3,500,000 shares in settlement of Apollo loan	772,368	—	—

	1,838,186	65,818	65,818

21.   Convertible debt

Group and Company	2007	2006	2005
	£	£	£
At 1 April	3,000,000	3,000,000	3,000,000
Conversion of 1,250,000 loan stock to 5,000,000 ordinary shares	(1,250,000)	—	—

At 31 March	1,750,000	3,000,000	3,000,000

The terms attached to the convertible loans are:

•                  The holders are not entitled to any interest;

•                  Holders are entitled to a share in the distribution of the assets on winding up in preference to holders of the ordinary shares:

•                  Holders are entitled to convert each unit of debt into ordinary shares on a basis given in the subscription agreement; and

•                  Holders may only redeem their debt if the company is found to be in default of certain events, as defined in the subscription agreement.

                           On 15 March 2007, £1,250,000 of the convertible loans were converted under the terms of the subscription agreement to 5,000,000 ordinary shares of £0.05 each.

                           On 22 October 2004, the company issued convertible loans of £3,000,000. The terms attached to these convertible loans are:

•                  The holders are not entitled to any interest;

•                  Holders are entitled to a share in the distribution of the assets on winding up in preference to holders of the ordinary shares:

•                  Holders are entitled to convert each unit of debt into ordinary shares on a basis given in the subscription agreement; and

•                  Holders may only redeem their debt if the company is found to be in default of certain events, as defined in the subscription agreement.

                           On 15 March 2007 1,250,000 of loan stock was converted under the terms of  the deal to 5,000,000 ordinary shares .

22.          Profit and loss account

	Group	Company
	£	£

1 April 2005 as previously reported	(6,865,955)	(6,241,821)
Prior year adjustment	(3,103,084)	—
Balance at 1 April 2006 as restated	(9,969,039)	(6,241,821)
Profit/(loss) for the financial year	620,113	(143,789)
Exchange differences on translation of foreign operations	34,958	—
1 April 2006 as previously reported	(9,313,968)	(6,385,610)
Prior year adjustment	(503,301)	—
Balance at 1 April 2006 as restated	(9,817,269)	(6,385,610)
Profit/(loss) for the financial year	967,130	(186,294)
Exchange differences on translation of foreign operations	(224,498)	—
31 March 2007	(9,074,637)	(6,571,904)

A prior year adjustment has been found to be necessary in respect of the year ended 31st March 2006 to correct the following fundamental errors that existed:

Revenue of £1,424,112 and related cost of sales of £920,811 associated with three films has been derecognised. since they had been recognised in error. The net effect of this has been to reduce gross profits for the year ended 31st March 2006 by £503,301.

The overall effect of this prior year adjustment has been to reduce the retained profit for the year ended 31st March 2006 by £503,301 and to reduce the shareholders’ funds by £503,301.

The prior year adjustment resulting in a reduction in profits by £3,103,084 that was found to be necessary at 31 March 2005 was to correct the following fundamental errors that existed:

1.              An impairment of goodwill by £1,485,893 that came to light as a result of a valuation of the film library that was completed after the period ended 31 March 2005 accounts were approved.

2.             Further amortization of intangible film assets by £2,595,347.

3.             The reversal of the corporation tax liability of £296,570 that had been provided for in respect of the period ended 31 March 2005.

4.             The recognition of a deferred tax asset  of £681,586 in respect of the tax losses that were carried forward at 31 march 2006 since, when the year ended 31 March 2006 accounts were approved, it was considered likely that the tax losses would be used in future years. As discussed above, it has since been ascertained that this assessment was not valid.

23.          Reconciliation of movement in shareholder’s funds

		2006	2005
Group	2007	As restated	As restated
	£	£	£

Profit/(loss) for the year	967,130	116,812	(7,540,134)
Nominal value of new share capital subscribed	425,000	—	5,000,000
Nominal value of convertible redeemable preference shares issued	—	—	3,000,000
Nominal value of convertible debt issued	(1,250,000)	—	3,000,000
Increase in/(costs written off to) the share premium reserve	1,772,368	—	(229,870)
Increase in share based transactions reserve	25,297	—	—
Exchange differences on translation of foreign operations	(224,498)	34,958	(230,249)

Net increase in/(reduction in) shareholders’ funds/(deficit)	1,715,297	151,770	2,999,747
Opening shareholders’ funds/(deficit) (originally funds of £3,343,850 before deducting prior year adjustment of £147,458)	2,840,549	2,688,779	(310,968)
Closing shareholders’ funds	4,555,846	2,840,549	2,688,779

			2005
Company	2007	2006	As restated
	£	£	£

Loss for the year	(186,294)	(143,789)	(4,354,133)
Nominal value of new share capital subscribed	425,000	—	5,000,000
Nominal value of convertible redeemable preference shares issued	—	—	3,000,000
Nominal value of convertible debt issued	(1,250,000)	—	3,000,000
Increase in/(costs written of to) the share premium reserve	1,772,368	—	(229,870)
Increase in share based transactions reserve	25,297	—	—

Net (reduction in)/increase in shareholders’ funds	786,371	(143,789)	6,415,997
Opening shareholders’ funds	6,272,208	6,415,997	—
Closing shareholders’ funds	7,058,579	6,272,208	6,415,997

24.          Cash flows

			2006	2005
		2007	As restated	As restated
		£	£	£
a.	Reconciliation of operating profit/(loss) to net cash flow from operating activities:

	Operating profit/(loss)	1,897,038	546,581	(5,043,457)
	Depreciation	6,488	6,054	8,634
	Amortization	1,711,509	1,964,647	3,306,475
	Impairment of goodwill	—	—	1,850,072
	Provision for diminution in value of unlisted investments	—	—	800,000
	Increase in stocks	—	—	37,509
	Decrease/(increase) in debtors	433,557	(5,263,892)	396,558
	Increase in creditors	444,327	3,490,124	146,997
	Share based payments	25,297	—	—
	Loans written back to the profit and loss account	(2,195,237)	—	—

	Net cash flow from operating activities	2,322,979	743,514	1,502,788

b.	Analysis of cash flows for headings netted in the cash flow:
		2007	2006	2005
		£	£	£
	Returns on investments and servicing of finance
	Interest receivable	33,857	1,322	590
	Interest payable	(1,446,742)	(75,249)	(92,759)

	Net cash outflow from returns on investments and servicing of finance	(1,412,885)	(73,927)	(92,169)

	Capital expenditure and financial investment
	Purchase of tangible fixed assets	(6,941)	(6,154)	—
	Additions to intangibles	(5,774,265)	(2,698,951)	(2,546,672)
	Disposal of current asset investments	—	—	1,204,365

	Net cash inflow from capital expenditure and financial investment	(5,781,206)	(2,705,105)	(1,342,307)

	Acquisitions and disposals
	Net cash disposed of with subsidiary undertakings	—	—	(1,040)
	Net assets from acquisition of subsidiary	—	—	1,723,774

	Net cash outflow from acquisitions and disposals	—	—	1,722,734

	Financing
	New loans	4,871,161	4,828,202	—
	Repayment of borrowings	(692,207)	(2,126,155)	(1,522,310)
	Reverse takeover costs written off to share premium account	—	—	(229,870)

	Net cash inflow/(outflow) from financing	4,178,954	2,702,047	(1,752,180)

c.                  Reconciliation of movement in net (debt)/funds:

	At 1 April 2005	Cash flow	Other non cash changes	At 31 March 2006	Cash flow	Other non cash changes	At 31 March 2007
	£	£	£	£	£	£	£

Cash at bank and in hand	30,377	666,529	—	696,906	(692,158)	—	4,748

Total	30,377	666,529	—	696,906	(692,158)	—	4,748

Debt due in less than one year	(4,139,466)	2,126,155	(78,263)	(2,091,574)	(2,936,049)	1,037,828	(3,989,795)
Debt due in more than one year	(5,259,153)	(4,828,202)	(200,978)	(7278,333)	(1,242,905)	2,222,653	(6,298,585)

Net debt	(9,358,242)	(2,035,518)	(279,241)	(8,673,001)	(4,871,112)	3,260,481	(10,283,632)

d.                 Major non-cash transactions:

The following major non-cash transactions took place during the year to 31 March 2007:

Financing:	£

• Loans converted to share capital	1,250,000
• Shares given as consideration for Seven Arts Pictures Inc taking over the Liability of the Apollo Media loan	912,715
• Loans written back as no longer payable	1,282,522

The following major non-cash transactions took place during the year to 31 March 2006:

Financing:	£

• Loans converted to share capital	200,000
• Shares given as consideration for removal of a loan	4,800,000
• Convertible debt issued in consideration of listed investments	3,000,000
• Convertible redeemable preference shares issued in consideration of unlisted investments	3,000,000

25.          Related party transactions

Upon acquisition of control of the Company by Seven Arts Pictures Inc in September 2004, Seven Arts Pictures plc entered into an agreement with Seven Arts Pictures Inc under which Seven Arts Pictures Inc provided the services of Peter Hoffman for the amount of his contracted salary and the Los Angeles office and staff of Seven Arts Pictures Inc to the company for the direct costs thereof.

Pursuant to an intercompany agreement, Seven Arts Pictures Inc also, from time to time, holds ownership of limited liability corporations in the United States, with all distribution rights and profits thereof being due to Seven Arts Filmed Entertainment Limited. In addition, they also provide other services for Seven Arts Pictures plc and Seven Arts Filmed Entertainment Limited at no fee other than Mr. Hoffman’s salary and the direct third party costs of SAP’s Los Angeles office, all of which are reflected in financial statements of Seven Arts Filmed Entertainment

Limited. These other services are any reasonable requests of the management of the Company including accounting services, audits of distribution statements, collection of accounts receivable, supervision of production of motion pictures and similar day-to-day aspects of the company’s business. Seven Arts Pictures Inc has, from time to time, made non-interest bearing advances to the Company and its subsidiary, when the Company has not been able to collect amounts due from third party debtors in time to meet payments required to creditors. Any such advances that have been made by Seven Arts Pictures Inc have been made solely for working capital purposes.

During the year ended 31 March 2005, Seven Arts Pictures plc issued 3,000,000 convertible redeemable preference shares of £1 each to Armadillo Investments plc, a company in which Rufus Pearl was, at that time, a director, in exchange for an equity interest in the that company.

A loan of £4,424,651 was taken out by Seven Arts Filmed Entertainment Limited during the year from Seven Arts Future Flow I LLC, a Delaware Limited Liability Corporation that is owned by Seven Arts Pictures Inc., the parent undertaking of Seven Arts Pictures plc. The rate of interest that applies to this loan is 15% and the amount of interest payable in respect of the year ended 31 March 2006 is £96,267. The balance that was due at 31 March 2006 was the original loan principal of £4,424,651 plus interest of £89,891.

Seven Arts Pictures Inc has taken over the liability of a loan from Apollo Media to Seven Arts Filmed Entertainment Limited for $2,500,000 by the pledge of 3,500,000 new shares issued to them by Seven Arts Pictures plc. Seven Arts Pictures Inc further has guaranteed that any shares in excess of 2,000,000 needed by Apollo Media to settle their debt at the point of sale of the stock will be met by Seven Arts Pictures Inc. The remaining balance of stock will be sold and the proceeds remitted back to Seven Arts Pictures plc. Following an agreement between Seven Arts Pictures Inc and Apollo Media dated 30 September 2006, the Company was legally released from all obligations relating to the loan in return for the settlement provided by Seven Arts Pictures Inc.

26.          Contingent liabilities

Seven Arts Pictures plc and Seven Arts Pictures Inc. are currently jointly in litigation with Fireworks Entertainment Inc. and CanWest Entertainment Inc., both companies registered in the United States of America, regarding the group’s title to certain pictures acquired from these entities.

The legal costs have been charged to administration expenses as incurred and no provision has been made for any ongoing services. Should the group not be successful in retaining it’s title to the picture library, the group could also be required to compensate the defendants for their costs. No provision has been made of this, as the cost of this is unknown at this time.

Post year-end, the Company has secured £1 million of debt financing (the “Loan”) from 120 dB Film Finance LLC for Knife Edge. As part of this financing package Blue Rider Entertainment, Inc (“Blue Rider”) has guaranteed certain distribution income up to £121,000 to 120dB Film Finance LLC.  The Company has agreed to repay that guarantee to Blue Rider, if it is called, in 14 months and in any event to pay them some legal fees of £21,153 in 30 days. In the event that these liabilities are not repaid on maturity, Blue Rider has been granted an option over sufficient shares in Seven Arts, at the market price at the point at which the Loan falls due, to cover the appropriate portion of the outstanding debt. If the liabilities are discharged in full, as is the Company’s intention, then the option will lapse.

27.          Control

As at 31 March 2007, the previous parent company, Seven Arts Pictures Inc., a company incorporated in the United States of America controlled 53.47%. Due to the events disclosed in note 28, as of 15 August 2007, Seven Arts Pictures Inc. control decreased to  47.6%.

28.          Post balance sheet events

On 25 May 2007, the entire issued share capital of 21,684,000 ordinary shares of £0.05 each was admitted to trading on PLUS, giving Seven Arts Pictures plc a market capitalization, at the issue price of 30p, of £6.5 million.

On 28 June 2007, the Company completed  a private placing  with  Unique  Fidelity Engineering Limited of 170,000 Ordinary Shares of 5p each at a price of 30 pence per share raising £51,000. The money raised was used for working capital.  Following the placing, the Company had 21,854,000 Ordinary Shares of £0.05p each in issue.

On 15 August 2007, the Company placed 2,500,000 Ordinary Shares in the Company with Unique Fidelity Engineering Limited.  The consideration for this subscription will be the issue of 300,000 shares in US Dry Cleaning Corporation (“USDC”), a US public company, which has recently carried out an IPO at US$2.50 per share. It is anticipated that the securities of USDC will be admitted to trading on OTC Bulletin Board on 31 August 2007.

Post year-end, the company has secured £1 million of debt financing (the “Loan”) from 120 dB Film Finance LLC for Knife Edge. As part of this financing package Blue Rider Entertainment, Inc (“Blue Rider”) has guaranteed certain distribution income up to £121,000 to 120dB Film Finance LLC.  The company has agreed to repay that guarantee to Blue Rider, if it is called, in 14 months and in any event to pay them some legal fees of £21,153 in 30 days. In the event that these liabilities are not repaid on maturity, Blue Rider has been granted an option over sufficient ordinary shares in Seven Arts (up to a maximum of 1,000,000 shares), at the market price at the point at which the loan falls due, to cover the appropriate portion of the outstanding debt. If the liabilities are discharged in full, as is the company’s intention, then the option will lapse.

29. Reconciliation of net income

The consolidated income statements prepared in accordance with UK GAAP are prepared using substantially the same polices as those required under US GAAP. These statements differ in recognition of income and capitalization and subsequent amortization of film production costs,and the method of accounting for the acquisition of the net assets of Seven Arts Pictures, Inc.as explained in note 32 below.  For purposes of US GAAP, SAP is treated as the acquiring corporation in a reverse acquisition of Cabouchon plc.  However, the Company does not have available to it the financial information of SAP and its subsidiaries for the short period from April 1, 2004 to September 4, 2004 and therefore this information has not been included in the financial information shown below.

A reconciliation of net income under UK GAAP to US GAAP is shown below:

	Year Ended 3/31/07	Year Ended 3/31/06	Year Ended 3/31/05
	£	£	£

Net income/(loss) as shown in the financial statements prepared according to UK GAAP	967,130	116,812	(7,540,134)
Items having the effect of increasing reported income:
Intangible Assets (note 31)	119,816	180,999	—
Reverse takeover accounting (note 32)	—	—	1,006,480
Net income/(loss) according to generally accepted accounting procedures in the United States	1,086,946	297,811	(6,533,654)

30. Reconciliation of equity

The consolidated balance sheets prepared in accordance with UK GAAP differ from the information required under US GAAP with regard to the method of accounting for the acquisition of the net assets of Seven Arts Pictures, Inc., the classification of certain items within the balance sheet, and the treatment of intangible assets.

For purposes of US GAAP, SAP is treated as the acquiring corporation in a reverse acquisition of Cabouchon plc.  However, the Company does not have available to it the financial information of SAP and its subsidiaries for the short period from April 1, 2004 to September 4, 2004 and therefore this information has not been included in the financial information shown below.

A reconciliation of shareholders’ equity under UK GAAP to US GAAP is shown below:

	Year Ended 3/31/07	Year Ended 3/31/06	Year Ended 3/31/05
	£	£	£

Shareholder’s funds under UK GAAP	4,555,846	2,840,849	2,688,779
Removal of redeemable convertible preference shares (note 32)	(3,000,000)	(3,000,000)	(3,000,000)
Removal of convertible debt (note 32)	(1,750,000)	(3,000,000)	(3,000,000)
Equity element of shareholders’ funds under UK GAAP	(194,154)	(3,159,151)	(3,311,221)
Intangible Assets (note 32)	119,816	180,999	—
Reverse takeover adjustments (note 32)	1,006,408	1,006,408	1,006,408
Shareholders’ equity under US GAAP	932,070	(1,971,744)	(2,304,813)

Under UK GAAP an analysis is included in the financial statements to show the equity and non-equity element of shareholders’ funds. The equity element of shareholders’ funds contains financial instruments issued by the Group, such as ordinary share capital, that contain no contractual obligation for the Group to deliver cash or another asset to another entity, along with the retained earnings of the Group.

Accordingly, redeemable preference shares and convertible debt are included within shareholders’ funds as non-equity instruments under UK GAAP.

31. Reconciliation of cash flows

The consolidated statement of cash flows prepared in accordance with UK GAAP presents substantially the same information as that required under US GAAP. These statements differ, however, with regard to classification of certain individual items and as regards the definition of cash and cash equivalents.

Under UK GAAP cash is defined as cash in hand and deposits repayable on demand less overdrafts repayable on demand. Under US GAAP, cash and cash equivalents would not include bank overdrafts but would include short-term deposits with initial maturities of less than three months. Under UK GAAP, cash flows are presented separately for operating activities, servicing of finance and returns on investment, acquisitions and disposals, equity dividends, management of liquid resources and financing. Cash flows from taxation and servicing of finance and returns on investments shown under UK GAAP would, with the exception of non-equity dividends paid, be included as operating activities under US GAAP. Cash flows in respect of acquisitions and disposals are included in investing activities under US GAAP. Under US GAAP, capitalized interest is treated as part of the cost of the asset to which it relates and thus included as part of investing cash flows; under UK GAAP all interest is treated as part of servicing of finance and returns on investment. For purposes of US GAAP, SAP is treated as the acquiring corporation in a reverse acquisition of Cabouchon plc.  However, the Company does not have available to it the financial information of SAP and its subsidiaries for the short period from April 1, 2004 to September 4, 2004 and therefore this information has not been included in the financial information shown below.

The categories of cash flow activity under US GAAP can be summarized as follows:

	Year Ended 3/31/07	Year Ended 3/31/06	Year Ended 3/31/05
	£	£	£

Cash flows from operating activities	2,356,836	744,836	1,503,378
Cash flows from investing activities	(7,227,948)	(2,780,354)	287,668
Cash flows from financing activities	4,178,954	2,702,047	(1,752,180)
Increase in cash and cash equivalents	(692,158)	666,529	38,866
Cash and cash equivalents at April 1	696,906	30,377	(8,489)
Cash and cash equivalents at March 31	4,748	696,906	30,377

32. Differences between accounting principles generally accepted in the United Kingdom and United States generally accepted accounting principles

Intangible assets

Under US GAAP an entity is required to amortize film costs and to accrue participation costs using the individual-film-forecast method. The method amortizes or accrues film costs as the ratio of current period actual revenue to estimated remaining unrecognized ultimate revenue (as of the beginning of the current fiscal year). At each reporting date the estimated remaining unrecognized ultimate revenue is updated with any changes being credited or charged to the income statement in the fiscal year of revision.

Under UK GAAP, films produced for exploitation or distribution are stated in the balance sheet at cost less amortization and impairment to date. Amortization is charged to write down the cost of the asset over their useful lives.

Acquired exploitation rights for completed films have been capitalised at cost and then written down to their residual value at each year end within both the UK GAAP financial statements and the reconciliation to US GAAP.

Under reverse takeover accounting in accordance with US GAAP, goodwill created by the reverse takeover is written off to the profit and loss account. As the Company did not recognise any goodwill on its acquisition of SAFE’s share capital, the net effect of adjustments on goodwill required for reverse takeover accounting are £Nil, and are not shown in the reconciliation.

A reconciliation of intangible assets under UK GAAP to US GAAP is shown below:

	Year Ended 3/31/07	Year Ended 3/31/06	Year Ended 3/31/05
	£	£	£

Gross Intangible assets under UK GAAP	20,037,080	15,534,484	11,782,662
Accumulated amortisation	8,368,770	7,581,971	5,156,547
Net Intangible assets under UK GAAP	11,668,310	7,952,513	6,626,115
Adjustment to amortisation policy under US GAAP	119,816	180,999	—
Intangible assets under US GAAP	11,788,126	8,133,512	6,626,115

Reverse takeover accounting

Under US GAAP, SFAS 141 requires the acquisition to be accounted for as a reverse takeover with the following adjustments being required for each year to reflect the reverse takeover:

Under reverse takeover accounting the capital structure of the legal parent and the retained profit and loss account of the legal subsidiary arising prior to the acquisition, plus the combined entity profit or loss post acquisition is shown on the consolidated balance sheet. As a result of including elements from both entities’ balance sheets, a reverse takeover reserve is required to account for the difference.

For purposes of US GAAP, SAP is treated as the acquiring corporation in a reverse acquisition of Cabouchon plc.  However, the Company does not have available to it the financial information of SAP and its subsidiaries for the short period from April 1, 2004 to September 4, 2004 and therefore this information has not been included in the financial information shown below.

A reconciliation of the reverse takeover reserve for the Company under UK and US GAAP is shown below:

	Year Ended 3/31/07	Year Ended 3/31/06	Year Ended 3/31/05
	£	£	£

Reverse takeover reserve under UK GAAP	—	—	—
Adjustment required under reverse takeover accounting	(1,006,408)	(1,006,408)	(1,006,408)
Reverse takeover reserve under US GAAP	(1,006,408)	(1,006,408)	(1,006,408)

Under reverse takeover accounting in accordance with US GAAP, the retained profit and loss account of the legal subsidiary pre-acquisition, plus the combined entity profit or loss post acquisition, is shown on the balance sheet. In addition goodwill created by the reverse takeover is written off to the profit and loss account. The effect of the reverse takeover accounting on the retained profit and loss account is shown below.

	Year Ended 3/31/07	Year Ended 3/31/06	Year Ended 3/31/05
	£	£	£

Adjustment to profit and loss account under reverse takeover accounting	3,684,581	3,684,581	3,684,581
Reverse takeover accounting goodwill written off	(2,678,173)	(2,678,173)	(2,678,173)
Total	1,006,480	1,006,480	1,006,480

Redeemable convertible preference shares

In the UK GAAP accounts, redeemable convertible preference shares are included within called up share capital in the capital and reserves section of the balance sheet.

Under US GAAP redeemable convertible preference shares are not included within shareholders’ funds, but are reflected as within a mezzanine level between shareholders’ funds and liabilities as the share instruments contain mandatory redemption clauses which render redemption outside of the control of the company.

Convertible debt

In the UK GAAP accounts, convertible debt has been included within the capital and reserves section of the balance sheet.

Under US GAAP the proceeds from an issue of convertible debt is credited to a liability account. This adjustment results in a reduction of total assets and capital and reserves of £3 million relating to the issue of convertible debt of the same amount.

Seven Arts Plc Form 20-F

Exhibit A	November 30, 2007

For illustrative purposes only, the accounting entries that would be recorded upon consummation of the deal if no changes to the proposal occur would be :

1.	Dr Profit and loss account	£800,000
	Dr Provision	£800,000
	Cr Investment cost	£1,600,000

	Being the waiving of SAP Plc’s rights to any distribution in winding up of Armadillo.

	2. Dr Treasury stock	£1,300,000
	Cr Cash	£1,300,000

	Being SAP Plc buying back the shares in itself held by Armadillo.

	3. Dr Convertible Redeemable Preference shares	£3,000,000
	Cr Treasury shares	£1,300,000
	Cr P&L Reserves	£1,700,000

Being the cancellation of the 3 million SAP Plc convertible redeemable preference shares and treasury stock.

	4. Dr Profit and loss reserve	£3,000,000
	Cr Capital redemption reserve	£3,000,000

	Being the creation of a capital redemption reserve in accordance with the Companies Act.

Seven Arts Plc Form 20-F

Exhibit B	November 28 2007

A reconciliation of shareholders’ equity under US GAAP for the period from 3/31/06 to 3/31/07 is shown below:

Shareholders’ funds under US GAAP	£
Brought forward at 3/31/06	(1,971,744)
Net income for the year	1,086,946
Exchange differences on translation of foreign operations	(224,798)
Share based payments reserve increase	25,297
Nominal value of new share capital issued	425,000
Increase in share premium reserve	1,772,368
Movement in intangible assets	(61,183)

Carried forward at 3/31/07	932,070

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Seven Arts Pictures PLC

/s/ Peter Hoffman
Name: Peter Hoffman
Title: Chief Executive Officer